As confidentially submitted to the Securities and Exchange Commission on November 19, 2018.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Blue Hat Interactive Entertainment Technology

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3942	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China

86-592-228-0081

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Capitol Corporate Services, Inc.

1218 Central Ave., Suite 100

Albany, NY 12205

518-453-0171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Clayton E. Parker, Esq. Matthew Ogurick, Esq. K&L Gates LLP Southeast Financial Center, Suite 3900 200 South Biscayne Boulevard Miami, Florida 33131-2399 Telephone: 305-539-3300 Fax: 305-358-7095	Louis Taubman, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 Telephone: 917-512-0827 Fax: 212-201-6380

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, par value US$0.001 per share(3)		US$	US$	US$
Underwriters’ Warrants(4)	-	-	-	-
Ordinary shares underlying Underwriters’ Warrants(5)		US$	US$	US$
Total		US$	US$	US$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price attributable to additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	We have agreed to issue, on the closing date of this offering, warrants, or the underwriters’ warrants, to the representative of the underwriters, ViewTrade Securities, Inc., in an amount equal to 10% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the underwriters’ warrants is equal to 110% of the price of our ordinary shares offered hereby. The underwriters’ warrants are exercisable for a period of five years from the closing date of this offering.
(5)	No fee required pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, DATED            , 2018

PRELIMINARY PROSPECTUS

Ordinary Shares

We are offering                    ordinary shares. This is the initial public offering of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares.

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “BHIE.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 15 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) We have agreed to issue, on the closing date of this offering, underwriters’ warrants to the representative of the underwriters, ViewTrade Securities, Inc., in an amount equal to 10% of the aggregate number of ordinary shares sold by us in this offering. For a description of other terms of the underwriters’ warrants and a description of the other compensation to be received by the underwriters, see “Underwriting.”

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter, ViewTrade Securities Inc., is obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be between $[●] and $[●] based on an offering price between $[●] and $[●] per ordinary share, and the total gross proceeds to us, before commissions and expenses, will be between $[●] and $[●]. If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 39.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about ____, 2018.

The date of this prospectus is , 2018.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our ordinary shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Blue Hat,” the “Company,” “we,” “us” and “our” refer to Blue Hat Interactive Entertainment Technology and its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB6.8680 to US$1.00, the noon buying rate on September 30, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 9, 2018, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was RMB6.9553 to US$1.00.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We are a producer, developer and operator of augmented reality (AR) interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience. By leveraging our strong technological capabilities and infrastructure, we are able to deliver a superior user experience and conduct our operations in a highly efficient manner.

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of October 31, 2018, our intellectual property portfolio includes 158 authorized patents, 37 patents in various stages of the patent application process, 14 applications for Patent Cooperation Treaty, or PCT, international patents, 54 registered trademarks, 645 copyrights for art work and 25 software copyrights.

We strive to create an engaging, interactive and immersive community for users of our products. The majority of our users are among the young Chinese generation between the ages of 3 and 23, although many of our products appeal to users outside of this demographic. We intend to further penetrate the Chinese market with new products that will target users ages 14 and above. Specifically, our strategies include marketing Fidolle, a ball-jointed “smart doll”, and QI, a gaming and entertainment platform designed for both family home use and amusement arcades. We believe our high-quality content is a magnet for users with common interests to connect and share their passions on our platform, which helps to cultivate a strong sense of belonging, effectively strengthening our user retention.

Our Business

We currently offer four core AR interactive product lines: AR Racer, AR Need a Spanking, AR 3D Magic Box and AR Picture Book.

AR Racer

AR Racer provides an innovative way for users to interact and play a traditional game. AR Racer is a car-racing mobile game with a small physical toy car that is placed onto the user’s mobile device screen. AR Racer allows users to virtually race one another via a simulated racing track and to also engage in individual races. The physical toy car uses non-adhesive materials to stick to a designated area of cell phone. Our photosensitive recognition technology allows the toy car to be used as a controller such that when a player encounters an obstacle in the mobile game, the toy car will respond with entertaining actions, such as flashing lights and vibrations that enhance the user experience. AR Racer accounted for approximately 57% of our total revenues in 2017.

AR Need a Spanking

AR Need a Spanking is an exciting combat game with a ladybug shaped electronic toy. AR Need a Spanking lets the user physically control the outcome of the game. Our infrared induction technology allows the user’s mobile device to serve as a control panel by which the user controls the movement of the toy for game play in battle dynamics, while simultaneously moving the toy in reality. The user’s mobile device shows a display of virtual enemies while also capturing the position of the toy in the real world, allowing the user to approach or escape its combatants. The program embedded in the toy is used to establish a variety of fun, unique game play mechanics. AR Need a Spanking accounted for approximately 31% of our total revenues in 2017.

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AR 3D Magic Box

AR 3D Magic Box has the unique ability to transport children’s drawings into diverse backgrounds, giving the user a discovery based experience. AR 3D Magic Box uses AR recognition technology to allow children to draw shapes or objects onto a physical card while the mobile game captures the drawings and animates them in a set background, for example, under the sea. AR 3D Magic box is an educational toy with built in quizzes and games targeted for users between the ages of 3 and 9. AR 3D Magic Box accounted for approximately 0.08% of our total revenues in 2017.

AR Picture Book

AR Picture Book is a new and exciting way to introduce children to the rich and diverse world we live in. AR Picture Book provides an educational and interactive experience that allows stories to come to life. AR Picture Book is an AR platform that allows mobile devices to read aloud the pages of a physical book while the users interact with the pictures and graphics on the pages of the book. AR Picture Book reads the story back to the users as the mobile device recognizes the pages of the book. AR Picture Book is designed for children between the ages of 3 and 5 and has been adopted for use by several kindergarten schools in China. There are two series of AR Picture Book: a 12-book Chinese Core Values series and a Sexual Harassment Prevention Series. The Sexual Harassment Prevention Series was developed with the China Teenagers and Children Development Service Center and the Municipal Procuratorate of Tong’an District Xiamen City. AR Picture Book educates children on interpersonal skills, logical thinking and more specific topics, such as sexual harassment. AR Picture Book is used in over ten kindergartens in Xiamen and accounted for approximately 0.16% of our total revenues in 2017.

We plan to continue to invest significant amounts of our resources towards product development and bringing new products to the market. We believe our current reserves are sufficient for product development for the next three to five years. We intend to introduce two new products in 2019, Fidolle and QI, and two new products in 2020. We intend to launch new generations of our four existing products within the next three years. We are currently developing two additional product lines, Fidolle and QI.

Industry Background

According to market research data, the total retail sales of toys and games in China have soared from RMB111.8 billion in 2012 to RMB276.5 billion in 2017, registering an average annual growth rate of 19.9%. In 2017, retail sales of traditional toys and games increased by 7.4% annually to RMB74.43 billion, representing 26.9% of total market turnover, while retail sales of electronic toys and games increased by 24.1% annually to RMB202.07 billion, accounting for 73.1% of total market turnover.

As incomes of urban residents in China continue to rise and quality of life continues to improve, toy demands are beginning to change. There is a shift away from traditional, medium- to low-end battery-operated toys, construction sets and decorative toys, towards innovative electronic toys and intelligent toys. Despite this economic and cultural shift, many industry players believe that toy and game companies continue to underestimate the spending power of China’s low-income groups. With average income rising at a rate of 8%-11% annually in China, wage earners are enjoying higher disposable incomes, which we believe will lead to an increase in demand for toys and games in China, particularly innovative and exciting products.

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Competitive Strengths

We believe the following competitive strengths will continue to contribute to our success in the AR interactive toy and game market:

•	Advanced AR Technology in Interactive Entertainment – Our business model centers around toys, mobile games, and original intellectual property. By focusing on the development of our superior AR technologies, we differentiate ourselves from traditional toy companies that lack the technological sophistication required to enter the AR interactive toy industry. Our core technological advantage lies in the superiority of our image recognition and motion capture technologies.
•	Community-Based Platform – We build gaming communities that integrate online and offline relationships and activities. We promote gaming events by hosting national gaming competitions, such as the AR Racer Championship 2017, and by attending at least two gaming exhibitions per year. These activities allow us to attract new users.
•	Multi-Platform Coverage – Our products cover multiple platforms including PCs, iOS and Android. Such multi-platform approach allows us to attract a broad base of users with diverse entertainment preferences.
•	Highly Engaged and Interactive Community – We build our brand and retain our users by promoting frequent interactions between users. Our content is highly dynamic, as our users are able to interact with each other which in turn bolsters their overall entertainment and the social experience offered by our platform.
•	Strong Research and Development – We believe the key to success in the AR interactive toy market is research and development. As such, we invest substantially in the research and development of AR technologies.
•	Superior Intellectual Property – The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages.
•	Variety of Products and Comprehensive Business Model - We currently offer four primary product lines, each of which extends to several derivative products and mobile games. Our comprehensive business model, integrating research and development of AR technologies, original content design, and promotion and sales encourages our sustained growth in the marketplace.
•	Strong Sales and Marketing Distribution - Our sales and marketing team is experienced and has fostered successful, long-term relationships with our partnered distributors.
•	Experienced Management Team – Our management team consists of seasoned executives with several years of experience in broad management roles. We foster and encourage a highly committed management team that includes employees specialized in AR technology and equipment, as well as sales and marketing.
•	Award Winning and Recognized Brand –In March 2012, we were appointed as vice-chairman of the Animation Game Industry in the Fujian Province. In February 2014, we were approved as a Xiamen Technology-based Medium and Small-Sized Enterprise of 2014. We were named Xiamen Intellectual Property Pilot Enterprise of 2014-2015. In May 2016, Blue Hat Fujian was officially listed on the New Third Board in China. These accolades contribute to our brand recognition.

Our Strategy

Our mission is to provide high quality, cutting edge interactive entertainment products and services to our users and we aspire to become one of the most popular technology-enabled entertainment communities for the young generation in China.

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We intend to continue to focus our efforts on our AR interactive toys to combine technology, physical toys and mobile application games to add interactive gameplay to traditional toys. We plan to pursue the following growth strategies to expand our business and further extend our position in the AR interactive toy market in China:

•	Enhance Game Content –As a direct result of our advanced AR technologies, we are, and must continue to be, able to alter game content quickly to adapt to the fast changing market.
•	Substantial Investment in Research and Development – We intend to continue to increase our investment in research and development and improve our research and innovation capacity.
•	Increase the Variety of AR Entertainment Products – We intend to devote significant resources to enhancing our current products and developing new products.
•	Enhance Sales and Marketing – In September 2018, we opened our first physical experience store in Xiamen, China. We plan to open two additional stores in Xiamen in the first quarter of 2019.

To implement our growth strategy, we intend to hire talented personnel to enrich our management team and strengthen our business.

Corporate History

We are a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands (“Blue Hat Cayman”). We have no substantive operations other than holding all of the issued and outstanding shares of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Co. Ltd. (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

We, through our variable interest entity (“VIE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”), a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”), each a PRC company, engage in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying WANG, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”), a PRC company. As of September 30, 2018 and December 31, 2017, Fujian Youth has no operations.

On January 25, 2018, Blue Hat Fujian established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd. (“Blue Hat Chongqing”). As of September 30, 2018, Blue Hat Chongqing has no operations.

On September 10, 2018, Blue Hat Fujian established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat Cayman are under common control which results in the consolidation of Blue Hat Fujian and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

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The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

Blue Hat Interactive Entertainment Technology
VIE Structure

Blue Hat Interactive Entertainment Technology (Cayman Islands)
100%
Brilliant Hat Limited (British Virgin Islands)
100%
Blue Hat Interactive Entertainment Technology Co. Ltd. (Hong Kong)
100%
Xiamen Duwei Consulting Management Co., Ltd. (China)
Fujian Blue Hat Interactive Entertainment Technology Ltd. (China)
100%
Hunan Engaomei Animation Culture Development Co., Ltd.
100%
Shenyang Qimengxing Trading Co., Ltd.
100%
Pingxiang Blue Hat Technology Co. Ltd.
100%
Chongqing Lanhui Technology Co. Ltd.
equity ownership
contractual agreement

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Name	Background	Ownership
Brilliant Hat Limited	• A British Virgin Islands company • Incorporated on June 26, 2018 • A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Co. Ltd.	• A Hong Kong company • Incorporated on June 26, 2018 • A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on July 26, 2018 • Registered capital of $ 736,073 (RMB 5,000,000) • A holding company	100% owned by Blue Hat Interactive Entertainment Technology Co. Ltd.
Fujian Blue Hat Interactive Entertainment Technology Ltd.

•      A PRC limited liability company

•      Incorporated on January 7, 2010

•      Registered capital of $4,697,526 (RMB 31,054,000)

•      Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

VIE of Blue Hat Xiamen Duwei Consulting Management Co., Ltd.
Hunan Engaomei Animation Culture Development Co., Ltd.

•      A PRC limited liability company

•      Incorporated on October 19, 2017

•      Registered capital of $302,540 (RMB 2,000,000)

•      Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Shenyang Qimengxing Trading Co., Ltd.

•      A PRC limited liability company

•      Incorporated on July 27, 2017

•      Registered capital of $302,540 (RMB 2,000,000)

•      Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Chongqing Lanhui Technology Co. Ltd.

•      A PRC limited liability company

•      Incorporated on January 25, 2018

•      Registered capital of $302,540 (RMB 2,000,000)

•      Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Pingxiang Blue Hat Technology Co. Ltd.

•      A PRC limited liability company

•      Incorporated on September 10, 2018

•      Registered capital of $302,540 (RMB 2,000,000)

•      Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

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Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders powers of attorney and an irrevocable commitment letter (collectively, the “Contractual Arrangements”), which were signed on November 13, 2018.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Blue Hat WFOE and Blue Hat Fujian, Blue Hat WFOE has the exclusive right to provide Blue Hat Fujian with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for Blue Hat Fujian’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on Blue Hat Fujian’s needs. In exchange, Blue Hat WFOE is entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of Blue Hat Fujian. The service fees may be adjusted based on the actual scope of services rendered by Blue Hat WFOE and the operational needs of Blue Hat Fujian.

The exclusive business cooperation agreement remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Call Option Agreements

Pursuant to the call option agreements, among Blue Hat WFOE, Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders jointly and severally grant Blue Hat WFOE an option to purchase their equity interests in Blue Hat Fujian. The purchase price shall be the lowest price then permitted under applicable PRC laws. Blue Hat WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Blue Hat Fujian until it has acquired all equity interests of Blue Hat Fujian, which is irrevocable during the term of the agreements.

The call option agreements remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, among the shareholders who collectively owned all of Blue Hat Fujian, such shareholders pledge all of the equity interests in Blue Hat Fujian to Blue Hat WFOE as collateral to secure the obligations of Blue Hat Fujian under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited or may not transfer the pledged equity interests without prior consent of Blue Hat WFOE unless transferring the equity interests to Blue Hat WFOE or its designated person in accordance to the call option agreements.

The equity pledge agreements shall come into force the date on which the pledged interests is recorded, which is three days after signing of the Agreement on November 13, 2018, under Blue Hat Fujian’s register of shareholders and is registered with competent administration for industry and commerce of Blue Hat Fujian until all of the liabilities and debts to Blue Hat WFOE have been fulfilled completely by Blue Hat Fujian. Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian shall not terminate these agreements in any circumstance for any reason. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

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Shareholders Powers of Attorney (“POAs”)

Pursuant to the shareholders powers of attorney, the shareholders of Blue Hat Fujian give Blue Hat WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Blue Hat Fujian and to exercise all of their rights as shareholders of Blue Hat Fujian, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements. The POAs shall remain in effect while the shareholders of Blue Hat Fujian hold the equity interests in Blue Hat Fujian.

Irrevocable Commitment Letter

Pursuant to the irrevocable commitment letter, the shareholders of Blue Hat Fujian commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in Blue Hat Fujian and have no right to impose any impact on the daily managing duties of Blue Hat Fujian, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of Blue Hat Fujian will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letter is irrevocable and shall not be withdrawal without the consent of Blue Hat WFOE.

Based on the foregoing contractual arrangements, which grant Blue Hat WFOE effective control of Blue Hat Fujian and enable Blue Hat WFOE to receive all of their expected residual returns, we account for Blue Hat Fujian as a VIE. Accordingly, we consolidates the accounts of Blue Hat Fujian for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary shares. These risks are discussed more fully in “Risk Factors” beginning on page 15. These risks include, but are not limited to, the following:

•	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership;

•	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability;

•	Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition;

•	As a developer and seller of consumer products, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business;

•	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected; and

•	Uncertainties with respect to China’s legal system could adversely affect us.

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Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

• being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the Securities and Exchange Commission, or the SEC;

• not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

• reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

• exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

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We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

  Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.
  Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.
  Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.
  Exemption from the requirement that our board have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.
  Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board's independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq's Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Cayman Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China. Our telephone number is 86-592-2280081. Our registered office in the Cayman Islands is located at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Our agent for service of process in the United States is Capitol Corporate Services, Inc., located at 1218 Central Ave., Suite 100, Albany, NY 12205. Our website is located at http://www.bluehatgroup.net. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

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The Offering

Securities being offered	[•] ordinary shares on a firm commitment basis.

Initial offering price	We estimate the initial public offering price will be between $[•] and $[•] per ordinary share.

Number of ordinary shares outstanding before the offering	33,000,000 ordinary shares.

Number of ordinary shares outstanding after the offering	[•] ordinary shares, assuming no exercise of the underwriters’ over-allotment option and excluding [•] ordinary shares underlying the underwriters’ warrants.
Use of proceeds	We intend to use the net proceeds of this offering for research and development, including expanding our research and development team and continuing to invest in and develop our products, for selling and marketing, particularly strengthening our sales channels and establishing physical experience stores, and for working capital and general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 39.

Lock-up

All of our directors and officers and our principal shareholders (5% or more shareholders, provided that the representative of the underwriters may in its discretion require a lower percentage threshold) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Indemnification Escrow

Net proceeds of this offering in the amount of $600,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

Underwriters’ Warrants	Upon the closing of this offering, we will issue to ViewTrade Securities, Inc., as representative of the underwriters, underwriters’ warrants entitling the representative to purchase 10% of the aggregate number of ordinary shares issued in this offering, including any over-allotment exercised. The underwriters’ warrants will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus is a part.

Proposed Nasdaq Symbol:	We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “BHIE”.

Risk factors:	Investing in our ordinary shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15.

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Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statement of income and comprehensive income for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2018 and 2017 and the summary consolidated balance sheet as of December 31, 2017 and 2016 and September 30, 2018 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exchange Rate Information” and our consolidated financial statements included elsewhere in this prospectus.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
Consolidated Statements of Comprehensive Income:
Revenues	9,632,860	6,316,574	14,144,894	9,352,650
Cost of revenues	(3,536,760)	(2,549,650)	(5,300,087)	(4,577,319)
Gross profit	6,096,100	3,766,924	8,844,807	4,775,331
Operating expenses	(2,462,006)	(1,692,724)	(2,900,349)	(1,957,108)
Income from operations	3,634,094	2,074,200	5,944,458	2,818,223
Other non-operating income, net	60,661	62,081	135,709	241,752
Provision for income taxes	(435,325)	(294,540)	(955,194)	(485,658)
Net income	3,259,430	1,841,741	5,124,973	2,574,317
Earnings per share, basic and diluted	0.10	0.06	0.16	0.08
Weighted average ordinary Shares outstanding	33,000,000	33,000,000	33,000,000	33,000,000

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Consolidated Balance Sheet Data:	US$	US$	US$
Current assets	25,594,519	29,243,641	10,409,749
Total assets	31,983,431	33,582,177	12,482,213
Current liabilities	8,110,189	11,594,387	5,527,445
Total liabilities	8,221,523	11,771,414	5,527,445
Total equity	23,761,908	21,810,763	6,954,768

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RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

Given our limited operating history, there can be no assurance that we can build our business such that we can earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our management team has limited public company experience. We have never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of The Nasdaq Stock Market. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The market for animated toys is highly competitive, particular in China, where our operations are located. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm its business and results of operations. We compete directly against manufacturers of games and toys, including large, diversified entertainment companies with substantial market share. In addition, we compete with other companies who are focused on building their brands across multiple product and consumer categories. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do.

In addition to existing competitors, the barriers to entry for new participants in the entertainment industry and in the consumer products industry are low, and the increasing importance of digital media, and the heightened connection between digital media and consumer interest, has further increased the ability for new participants to enter our markets, and has broadened the array of companies we may compete with. New participants with a popular product idea or entertainment property can gain access to consumers and become a significant source of competition for our products in a very short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in consumer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

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Our business depends significantly on our ability to maintain an efficient distribution network for our products. Failure by us to maintain such distribution network could adversely affect our financial condition, competitiveness and growth prospects.

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. In 2017, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 41.7% of our total revenue. In 2017, approximately 96.0% of our products were sold in China and, of these sales in China, approximately 97.6% were generated from Chinese distributors.

The impact of economic conditions on any of our distributors, such as bankruptcy, could result in sales channel disruption. In the event our distributors fail to sell our products in sufficient amounts, such failure could have a material adverse effect on our revenue. We intend to expand our distribution network; however, we cannot make any assurances that we will be successful in doing so or if such relationships will be on favorable terms. Moreover, the functioning of our products distribution could be disrupted for reasons either within or beyond the our control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. Such disruption or failures may materially adversely affect our ability to sell products and therefore materially adversely affect our financial condition, competitiveness and growth prospects.

Our business depends in large part on the success of our vendors and outsourcers, and our brand and reputation may be harmed by actions taken by third-parties that are outside of our control. In addition, any material failure, inadequacy, or interruption resulting from such vendors or outsourcings could harm our ability to effectively operate our business.

We rely on vendor and outsourcing relationships with third parties for services and systems including manufacturing, transportation and logistics. Any shortcoming of a vendor or outsourcer, particularly an issue affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to or operating failures with these vendors and outsourcers could cause delays in product sales, and reduce efficiency of our operations, and significant capital investments could be required to remediate the problem.

Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by consumers for products, decreased willingness by retailer customers to purchase or provide marketing support for those products, adverse impacts on our ability to enter into licensing agreements for products on competitive terms, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

Sales of our toys are seasonal, with a majority of sales occurring during the period from August through December in anticipation of the holiday season. This seasonality in our industry has increased over time, as retailers become more efficient in their control of inventory levels through quick response inventory management techniques. The majority of retail sales of toys generally occur in the fourth quarter, close to the holiday season.

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If we or our customers determine that one of our products is more popular at retail than was originally anticipated, there may not be sufficient time to produce enough additional products to fully meet consumer demand. Additionally, the logistics of supplying more and more product within shorter time periods increases the risk that we, or our third-party providers, will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. This seasonal pattern requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in our under producing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a terrorist attack or economic shock that harm the retail environment or consumer buying patterns during our key selling season, or by events such as strikes or port delays that interfere with the shipment of goods during the critical months leading up to the holiday shopping season.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed in the section entitled “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of October 31, 2018, we had 103 full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents' Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." The term "control" under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries' ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Relating to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

Our affiliation with Blue Hat Fujian is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Blue Hat Fujian as direct ownership. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the People’s Republic of China, or the PRC. If Blue Hat Fujian fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

All of our business is conducted through Blue Hat Fujian, which is considered a VIE for accounting purposes, and we, through Blue Hat WFOE, are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. Blue Hat Fujian may terminate the Contractual Arrangements for any or no reason at all. Because neither we, nor our subsidiaries, own equity interests of Blue Hat Fujian, the termination of the Contractual Arrangements would sever our ability to receive payments from Blue Hat Fujian under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

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Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary's tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Blue Hat Fujian by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Blue Hat WFOE and Blue Hat Fujian. We have been advised by our PRC counsel, Beijing Dentons Law Offices, LLP (“Dentons”), based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and contractual arrangements with Blue Hat Fujian, Blue Hat Fujian and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Blue Hat WFOE and Blue Hat Fujian and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

If any of our PRC entities or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

• revoking the business and operating licenses;
• discontinuing or restricting the operations;
• imposing conditions or requirements with which the PRC entities may not be able to comply;
• requiring us and our PRC entities to restructure the relevant ownership structure or operations;
• restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; or
• imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

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The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The draft Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, the PRC Ministry of Commerce (or MOFCOM) published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law, which was open for public comments until February 17, 2015. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (or the Explanatory Note), which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises (or FIEs), primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as their respective detailed implementing rules. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. The draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be a FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalogue of special administrative measures for foreign investments,” which is classified into the “catalogue of prohibitions” and the “catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the Ministry of Commerce, prior approval from governmental authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The specifics of the draft Foreign Investment Law’s application to variable interest entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable entity structures, depending on whether they are “Chinese” or “foreign-controlled”. One of the core concepts of the draft Foreign Investment Law is “de facto control”, which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. Blue Hat Fujian is majority controlled by Xiaodong Chen, who is a PRC resident, therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry. However, under the proposed new law, we may no longer need to hold interests in our operating affiliate through contractual arrangements and may be able to have control through direct equity ownership.

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On April 17, 2018, the Standing Committee of the National People's Congress published its legislation work plan for 2018, according to which the draft Foreign Investment law will be deliberated by the Standing Committee of the National People's Congress in December 2018. However, there are still substantial uncertainties regarding the draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption timeline or effective date of the final form of the law. While such uncertainties exist, we cannot determine whether the new foreign investment law, when it is adopted and becomes effective, will have a material positive or negative impact on our corporate structure and business.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our Contractual Arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends on our ability to protect our intellectual property and information, including our trademarks, copyrights, patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and consumer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

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Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;
•	any of our pending patent applications will issue as patents;
•	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;
•	we were the first to make the inventions covered by each of our patents and pending patent applications;
•	we were the first to file patent applications for these inventions;
•	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;
•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
•	we will develop additional proprietary technologies or products that are separately patentable; or
•	our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

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Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management's attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;
•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;
•	pay the attorney's fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;
•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and
•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

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In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We incorporate licensed technology in some of our products. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches.

We expect that the cloud-based applications embedded in our toys will be an important foundation for establishing our company as a leading source of technology. For that reason, among others, the safety of our network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

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Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to China’s legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contribution to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits, while the shareholder loan must be also registered with the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

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To remit the proceeds of the offering, we must take the steps legally required under the PRC laws.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or PRC consolidated VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary's ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary foreign-invested enterprise in the pilot areas, and such foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary's ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our use of third-party manufacturers to produce our products presents risks to our business.

For the foreseeable future, all of our products will be manufactured by third-party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the nine month period ended September 30, 2018, our two largest suppliers accounted for 47.0% and 46.5%, respectively, of our total production. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of the operations of a third-party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slow downs, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

Risks Related to our Ordinary Shares and this Offering

There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our ordinary shares and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be de-listed, which would have a negative effect on the price of our ordinary shares.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our ordinary shares sold in this offering is determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our ordinary shares following this offering. In addition, the market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

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●	the volume and timing of sales of our products;
●	the introduction of new products or product enhancements by us or others in our industry;
●	disputes or other developments with respect to our or others' intellectual property rights;
●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;
●	product liability claims or other litigation;
●	quarterly variations in our results of operations or those of others in our industry;
●	media exposure of our products or of those of others in our industry;
●	changes in governmental regulations or in reimbursement;
●	changes in earnings estimates or recommendations by securities analysts; and
●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. If the market price of shares of our ordinary shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $[●] per share, representing the difference between our initial public offering price of $[●] per share and our pro forma as adjusted net tangible book value per share as of September 30, 2018. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled "Dilution."

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. Immediately after this offering, we will have outstanding [●] ordinary shares, based on the number of ordinary shares outstanding as of September 30, 2018. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares, [●] shares are currently restricted as a result of securities laws or 12 month lock-up agreements, but will be able to be sold beginning 12 months after the closing of this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended. See "Shares Eligible for Future Sale."

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Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our ordinary shares, collectively, will control approximately [●]% of our outstanding ordinary shares. As a result, these stockholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of the Company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their ordinary shares as part of a sale of the Company or our assets, and might affect the prevailing market price of our ordinary shares due to investors' perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other stockholders.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

We intend to use the net proceeds from this offering for research and development, including expanding our research and development team and continuing to invest in and develop our products, for selling and marketing, particularly strengthening our sales channels and establishing physical experience stores, and for working capital and general corporate purposes, including increasing our liquidity. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management's specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors' and officers' liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

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Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

Blue Hat Cayman has never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our ordinary shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

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Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ordinary shares on Nasdaq because (i) we established our WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rule; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the Contractual Arrangements as a type of acquisition transaction falling under the M&A Rule.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Assuming that we obtain the requisite shareholder approval, we will adopt an amended and restated memorandum and articles of association, or our post-offering memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. It is expected that our directors will have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.”

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of "passive" income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	our ability to develop and market new products;
•	the continued market acceptance of our products;
•	exposure to product liability and defect claims;
•	protection of our intellectual property rights;
•	changes in the laws that affect our operations;
•	inflation and fluctuations in foreign currency exchange rates;
•	our ability to obtain all necessary government certifications, approvals, and/or licenses to conduct our business;
•	continued development of a public trading market for our securities;
•	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
•	managing our growth effectively;
•	fluctuations in operating results;
•	dependence on our senior management and key employees; and
•	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of [●] ordinary shares in this offering will be approximately $[●] million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial public offering price of $[●] per ordinary share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●] million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per would increase (decrease) the net proceeds to us from this offering by $[●] million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering by $[●] million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 40% for research and development, including expanding our research and development team and continuing to invest in and develop our products;
•	approximately 40% for selling and marketing, particularly strengthening our sales channels and establishing physical experience stores; and
•	the remainder for working capital and general corporate purposes, including increasing our liquidity.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments.

We have agreed with the underwriters in this offering to establish an escrow account in the United States and to fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a 24 month period following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

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DIVIDEND POLICY

Blue Hat Cayman has never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC, Hong Kong and British Virgin Islands regulations may restrict the ability of our PRC, Hong Kong and British Virgin Islands subsidiaries to pay dividends to us.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2018 on:

•	an actual basis; and

•	a pro forma as adjusted basis to give effect to the sale of [●] ordinary shares in this offering at the assumed initial public offering price of $ [●] per ordinary share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2018 (unaudited)
	Actual	Pro Forma As Adjusted (1)
Ordinary shares, $0.001 par value: 50,000,000 shares authorized; 33,000,000 shares issued and outstanding	33,000
Additional paid-in capital	12,831,969
Statutory reserves	1,244,087
Retained earnings	10,443,940
Accumulated other comprehensive loss	(791,088)

Total	23,761,908

(1) Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ordinary share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by $[•] million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by $[•] million, assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

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DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of September 30, 2018, we had a historical net tangible book value of $[●] million, or $[●] per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding on September 30, 2018.

After giving effect to the sale of [•] ordinary shares in this offering at the assumed initial public offering price of $[•] per ordinary share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2018 would have been $[•] per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[•] per ordinary share to existing investors and immediate dilution of $[•] per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:

	Post- Offering (1)	Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$[●]	$[●]
Net tangible book value per ordinary share as of September 30, 2018	$[●]	$[●]
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$[●]	$[●]
Pro forma as adjusted net tangible book value per ordinary share after this offering	$[●]	$[●]
Dilution per ordinary share to new investors in this offering	$[●]	$[●]

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2018 after this offering by approximately $[•] per ordinary share, and would increase (decrease) dilution to new investors by $[•] per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions. An increase (decrease) of 1.0 million ordinary shares in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2018 after this offering by approximately $[•] per ordinary share, and would increase (decrease) dilution to new investors by approximately $[•] per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $ [●], the increase in net tangible book value per ordinary share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $[●].

The table and discussion above is based on 33,000,000 ordinary shares outstanding as of September 30, 2018.

To the extent that we issue additional ordinary shares in the future, there will be further dilution to new investors participating in this offering.

(1) Assumes that the underwriters’ over-allotment option has not been exercised.

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EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of our subsidiaries in China are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting and functional currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our consolidated financial statements have been translated into U.S. dollars in accordance with ASC Topic 830, “Foreign Currency Matters.” The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These rates are provided solely for your reference and convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. Unless otherwise stated, all translations of RMB into U.S. dollars in this prospectus were made at the rate of RMB6.8680 to US$1.00, the noon buying rate on September 30, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. On November 9, 2018, the noon buying rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was RMB6.9553 to US$1.00.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.2301	6.2990	6.2221	6.3879
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9430
2017	6.5063	6.7350	6.4773	6.9575
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.3325	6.2967	6.2655	6.3340
May	6.4096	6.3701	6.3325	6.4175
June	6.6171	6.4651	6.3850	6.6235
July	6.8038	6.7164	6.6123	6.8102
August	6.8300	6.8453	6.8018	6.9330
September	6.8680	6.8551	6.8270	6.8880
October	6.9737	6.9191	6.8680	6.9737
November (through November 9, 2018)	6.9553	6.9224	6.8894	6.9553

(1) Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Statistical Release

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CORPORATE HISTORY AND STRUCTURE

Corporate History

We are a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands (“Blue Hat Cayman”). We have no substantive operations other than holding all of the issued and outstanding shares of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Co. Ltd. (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

We, through our variable interest entity (“VIE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”), a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”), each a PRC company, engage in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying WANG , contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”), a PRC company. As of September 30, 2018 and December 31, 2017, Fujian Youth has no operations.

On January 25, 2018, Blue Hat Fujian established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd. (“Blue Hat Chongqing”), a PRC company. As of September 30, 2018, Blue Hat Chongqing has no operations.

On September 10, 2018, Blue Hat Fujian established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat Cayman are under common control which results in the consolidation of Blue Hat Fujian and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

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The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

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Name	Background	Ownership
Brilliant Hat Limited	• A British Virgin Islands company • Incorporated on June 26, 2018 • A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Co. Ltd.	• A Hong Kong company • Incorporated on June 26, 2018 • A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on July 26, 2018 • Registered capital of $ 736,073 (RMB 5,000,000) • A holding company	100% owned by Blue Hat Interactive Entertainment Technology Co. Ltd.
Fujian Blue Hat Interactive Entertainment Technology Ltd.

•       A PRC limited liability company

•       Incorporated on January 7, 2010

•       Registered capital of $4,697,526 (RMB 31,054,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

VIE of Xiamen Duwei Consulting Management Co., Ltd.
Hunan Engaomei Animation Culture Development Co., Ltd.

•       A PRC limited liability company

•       Incorporated on October 19, 2017

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Shenyang Qimengxing Trading Co., Ltd.

•       A PRC limited liability company

•       Incorporated on July 27, 2017

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Chongqing Lanhui Technology Co. Ltd.

•       A PRC limited liability company

•       Incorporated on January 25, 2018

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Pingxiang Blue Hat Technology Co. Ltd.

•       A PRC limited liability company

•       Incorporated on September 10, 2018

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

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Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders powers of attorney and an irrevocable commitment letter (collectively, the “Contractual Arrangements”), which were signed on November 13, 2018.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Blue Hat WFOE and Blue Hat Fujian, Blue Hat WFOE has the exclusive right to provide Blue Hat Fujian with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for Blue Hat Fujian’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on Blue Hat Fujian’s needs. In exchange, Blue Hat WFOE is entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of Blue Hat Fujian. The service fees may be adjusted based on the actual scope of services rendered by Blue Hat WFOE and the operational needs of Blue Hat Fujian.

The exclusive business cooperation agreement remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Call Option Agreements

Pursuant to the call option agreements, among Blue Hat WFOE, Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders jointly and severally grant Blue Hat WFOE an option to purchase their equity interests in Blue Hat Fujian. The purchase price shall be the lowest price then permitted under applicable PRC laws. Blue Hat WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Blue Hat Fujian until it has acquired all equity interests of Blue Hat Fujian, which is irrevocable during the term of the agreements.

The call option agreements remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, among the shareholders who collectively owned all of Blue Hat Fujian, such shareholders pledge all of the equity interests in Blue Hat Fujian to Blue Hat WFOE as collateral to secure the obligations of Blue Hat Fujian under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited or may not transfer the pledged equity interests without prior consent of Blue Hat WFOE unless transferring the equity interests to Blue Hat WFOE or its designated person in accordance to the call option agreements.

The equity pledge agreements shall come into force the date on which the pledged interests is recorded, which is three days after signing of the Agreement on November 13, 2018, under Blue Hat Fujian’s register of shareholders and is registered with competent administration for industry and commerce of Blue Hat Fujian until all of the liabilities and debts to Blue Hat WFOE have been fulfilled completely by Blue Hat Fujian. Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian shall not terminate these agreements in any circumstance for any reason. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

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Shareholders Powers of Attorney (“POAs”)

Pursuant to the shareholders powers of attorney, the shareholders of Blue Hat Fujian give Blue Hat WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Blue Hat Fujian and to exercise all of their rights as shareholders of Blue Hat Fujian, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements. The POAs shall remain in effect while the shareholders of Blue Hat Fujian hold the equity interests in Blue Hat Fujian.

Irrevocable Commitment Letter

Pursuant to the irrevocable commitment letter, the shareholders of Blue Hat Fujian commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in Blue Hat Fujian and have no right to impose any impact on the daily managing duties of Blue Hat Fujian, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of Blue Hat Fujian will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letter is irrevocable and shall not be withdrawal without the consent of Blue Hat WFOE.

Based on the foregoing contractual arrangements, which grant Blue Hat WFOE effective control of Blue Hat Fujian and enable Blue Hat WFOE to receive all of their expected residual returns, we account for Blue Hat Fujian as a VIE. Accordingly, we consolidate the accounts of Blue Hat Fujian for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

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SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017 and the summary consolidated balance sheets as of December 31, 2017 and 2016 are derived from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. The unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and 2017 have been prepared on the same basis as our audited consolidated financial statements for the years ended December 31, 2017 and 2016. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
Consolidated Statements of Comprehensive Income:
Revenues	9,632,860	6,316,574	14,144,894	9,352,650
Cost of revenues	(3,536,760)	(2,549,650)	(5,300,087)	(4,577,319)
Gross profit	6,096,100	3,766,924	8,844,807	4,775,331
Operating expenses	(2,462,006)	(1,692,724)	(2,900,349)	(1,957,108)
Income from operations	3,634,094	2,074,200	5,944,458	2,818,223
Other non-operating income, net	60,661	62,081	135,709	241,752
Provision for income taxes	(435,325)	(294,540)	(955,194)	(485,658)
Net income	3,259,430	1,841,741	5,124,973	2,574,317
Earnings per share, basic and diluted	0.10	0.06	0.16	0.08
Weighted average ordinary Shares outstanding	33,000,000	33,000,000	33,000,000	33,000,000

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Consolidated Balance Sheet Data:	US$	US$	US$
Current assets	25,594,519	29,243,641	10,409,749
Total assets	31,983,431	33,582,177	12,482,213
Current liabilities	8,110,189	11,594,387	5,527,445
Total liabilities	8,221,523	11,771,414	5,527,445
Total equity	23,761,908	21,810,763	6,954,768

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a producer, developer and operator of augmented reality (AR) interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience. By leveraging our strong technological capabilities and infrastructure, we are able to deliver a superior user experience and conduct our operations in a highly efficient manner.

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of October 31, 2018, our intellectual property portfolio includes 158 authorized patents, 37 patents in various stages of the patent application process, 14 applications for PCT international patents, 54 registered trademarks, 645 copyrights for art work and 25 software copyrights.

We strive to create an engaging, interactive and immersive community for users of our products. The majority of our users are among the young Chinese generation between the ages of 3 and 23, although many of our products appeal to users outside of this demographic. We intend to further penetrate the Chinese market with new products that will target users ages 14 and above. Specifically, our strategies include marketing Fidolle, a ball-jointed “smart doll”, and QI, a gaming and entertainment platform designed for both family home use and amusement arcades. We believe our high-quality content is a magnet for users with common interests to connect and share their passions on our platform, which helps to cultivate a strong sense of belonging, effectively strengthening our user retention.

Our products resemble traditional children’s toys - including cars, ladybugs, picture books, and dolls - which are enabled with wireless technology to facilitate a broad variety of interactive functions. The interactive functionality of our products broadens the user experience, creates a communicative environment, and facilitates an ongoing relationship between us and our end users and between our end users and our products. We believe such an immersive entertainment experience allows our users to build strong emotional connections to our products, resulting in our products typically having longer life cycles than traditional toys.

Our proprietary technology, product research and development, marketing channels and brand operation are the cornerstones of our business. We focus on the combination of “online” and “offline” activity and the interaction between “entertainment” and “product” to create a high-tech entertainment platform combining mobile games and AR. With the help of computer graphics and visualization technologies, we are able to accurately “place” virtual objects into the physical world, thus creating a new and stimulating visual environment for our users.

We have grown rapidly since our inception. We generate revenues primarily from sales of our interactive toys, specifically our animation and game series, mobile games and animation design services. Our total revenues increased by $3,316,286, or 52.5%, to $9,632,860 for the nine months ended September 30, 2018 as compared to $6,316,574 for the nine months ended September 30, 2017. Our total revenues increased by $4,792,244, or 51.2%, to $14,144,894 for the year ended December 31, 2017 as compared to $9,352,650 for the year ended December 31, 2016.

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In an effort to capture a substantive share of the AR interactive toy market in China, we have increased our investment in the research and development of our AR interactive toys and games from $159,186 in 2016 to $355,730 in 2017. We maintained a similar level of investment in research and development in the nine months ended September 30, 2018, totaling $175,016.

Key Factors that Affect Operating Results

Investment in technology and talent

We believe the key to success in the AR interactive toy market is research and development. We release new mobile applications annually, and intend to continue doing so, in an effort to extend the life cycle of our products. The advancement of our technology is critical as it enables us to retain and attract users. We must continue to innovate, develop and produce technologies in order to keep pace with the growth of our business and the industry. Therefore, we invest substantially in the research and development of AR interactive technologies. Our current research and development efforts are primarily focused on further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology.

Our ability to build our brand and expand our sales distribution channel

Our distribution channels include domestic distributors, e-commerce platforms, supermarkets and export distributors. Approximately 96% of our products sold in 2017 were sold domestically in China, and 97.6% of those products sold in China were generated from Chinese distributors. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television. Our revenue growth will be affected by our ability to effectively execute our shifting marketing strategies and expand our sales distribution channel through e-commence.

Our ability to expand our portfolio of products and business

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined from 7.6% in 2014, to 7.0% in 2015, 6.8% in 2016, 6.9% in 2017 and 6.8% in 2018. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to a decrease in the demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Results of Operations

Comparison of Nine Months Ended September 30, 2018 and September 30, 2017

	For the Nine Months ended September 30,
				Percentage
	2018 (unaudited)	2017 (unaudited)	Change	Change
Revenues	$9,632,860	$6,316,574	$3,316,286	52.5%
Cost of revenues	(3,536,760)	(2,549,650)	987,110	38.7%
Gross profit	6,096,100	3,766,924	2,329,176	61.8%
Selling expenses	(578,199)	(429,661)	148,538	34.6%
General and administrative expenses	(1,708,791)	(1,042,166)	666,625	64.0%
Research and development	(175,016)	(220,897)	(45,881)	(20.8)%
Income from operations	3,634,094	2,074,200	1,559,894	75.2%
Other income, net	60,661	62,081	(1,420)	(2.3)%
Provision for income taxes	(435,325)	(294,540)	140,785	47.8%
Net income	$3,259,430	1,841,741	1,417,689	77.0%

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Revenues

Our revenues are derived from sales of interactive toys, animation and game series, mobile games and animation design services. Total revenues increased by $3,316,286, or 52.5%, to $9,632,860 for the nine months ended September 30, 2018 as compared to $6,316,574 for the nine months ended September 30, 2017. The overall increase was primarily attributable to the increase of our sales of interactive toys – game series, offset by the decrease of our sales of interactive toys – animation series.

Our revenue from each of our revenue categories is as follows:

	For the Nine Months ended September 30, 2018 (unaudited)	For the Nine Months ended September 30, 2017 (unaudited)	Change	Change (%)

Revenues
Interactive toys - animation series	$470,838	$763,086	$(292,248)	(38.3)%
Interactive toys - game series	9,142,521	5,525,788	3,616,733	65.5%
Mobile games	19,501	27,700	(8,199)	(29.6)%
Total revenues	$9,632,860	$6,316,574	$3,316,286	52.5%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series increased by $3.6 million or 65.5% from $5.5 million for the nine months ended September 30, 2017 to $9.1 million for the nine months ended September 30, 2018. This increase is a result of our business strategy to focus on higher profit margin products, and therefore shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margins, with an average gross profit percentage of 65.2% for the nine months ended September 30, 2018 as compared to interactive toys – animation series, which had an average gross profit percentage of 27.1%. As a result, we intend to focus on promoting our interactive toys - games series.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series decreased by $0.3 million or 38.3% from $0.8 million for the nine months ended September 30, 2017 to $0.5 million for the nine months ended September 30, 2018. This increase is a result of our business strategy to shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margins, with an average gross profit percentage of 65.2% for the nine months ended September 30, 2018 as compared to interactive toys – animation series, which had an average gross profit percentage of 27.1% for the same period. As a result, we intend to focus on promoting interactive toys - games series. The decrease in sales of interactive toys - animation series was also attributable to the decrease of export sales outside of the PRC which generally has a lower gross profit margin as compare to our PRC sales. We intend to promote more of our products in the PRC, and we believe that our mobile game platform will provide potential add-on revenues.

Mobile Games

Revenues from mobile games decreased by $8,000 or 29.6% from $28,000 for the nine months ended September 30, 2017 to $20,000 for the nine months ended September 30, 2018. We expected our mobile game revenues to fluctuate during 2017 and 2018 as our mobile game platform is in its early stages. As a result, the slight decrease or fluctuation in our mobile game revenues is within our expectations. In September 2018, we added another mobile game in our platform. As a result, we expect our mobile game revenues will increase in 2019.

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Cost of Revenues

Total cost of revenues increased by $1.0 million, or 38.7%, to $3.5 million for the nine months ended September 30, 2018 as compared to $2.5 million for the nine months ended September 30, 2017. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Nine Months ended September 30, 2018 (unaudited)	For the Nine Months ended September 30, 2017 (unaudited)	Change	Change (%)

Cost of revenues
Interactive toys - animation series	$343,292	$458,811	$(115,519)	(25.2)%
Interactive toys - game series	3,177,216	2,076,340	1,100,876	53.0%
Mobile games	16,252	14,499	1,753	12.1%
Total cost of revenues	$3,536,760	$2,549,650	$987,110	38.7%

Our cost of revenues from interactive toys – game series increased by $1.1 million or 53.0% from $2.1 million for the nine months ended September 30, 2017 to $3.2 million for the nine months ended September 30, 2018. The increase in cost of revenues from interactive toys – game series is in line with our increase of revenues from interactive toys – game series as we shifted our business strategy to focus on higher profit margin products, our interactive toys – game series.

Our cost of revenues from interactive toys – animation series decreased by $0.1 million or 25.2% from $0.4 million for the nine months ended September 30, 2017 to$0.3 million for the nine months ended September 30, 2018. The decrease in cost of revenues from interactive toys – animation series is in line with our decrease of revenues from interactive toys – animation series as we shifted our business strategy to focus on higher profit margin products, interactive toys – game series.

Our cost of revenues from mobile games increased by $2,000 or 12.1% from $15,000 for the nine months ended September 30, 2017 to $16,000 for the nine months ended September 30, 2018. We implemented purchase options for virtual currency and/or virtual goods into our mobile game platform in late 2016. Players can purchase virtual goods in the mobile games, including characters, garments, tools and other accessories. We expected our mobile game revenue to fluctuate in 2017 and 2018 as our mobile game platform is in its early stages. As a result, the slight increase or fluctuation in our cost of mobile game revenues is within our expectations.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Nine Months ended September 30, 2018 (unaudited)	For the Nine Months ended September 30, 2017 (unaudited)	Change	Change (%)

Interactive toys - animation series
Gross profit	$127,546	$304,275	$(176,729)	(58.1)%
Gross margin	27.1%	39.9%	(12.8)%

Interactive toys - game series
Gross profit	$5,965,305	$3,449,448	$2,515,857	72.9%
Gross margin	65.2%	62.4%	2.8%

Mobile games
Gross profit	$3,249	$13,201	$(9,952)	(75.4)%
Gross margin	16.7%	47.7%	(31.0)%

Total
Gross profit	$6,096,100	$3,766,924	$2,329,176	61.8%
Gross margin	63.3%	59.6%	3.6%

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Our gross profit increased by $2.3 million, or 61.8%, to $6.1 million during the nine months ended September 30, 2018 from $3.8 million for the nine months ended September 30, 2017. The increase in gross profit is primarily due to the significant increase in revenues as a result of increased sales of the interactive toys – game series business line. This series of products generally has a higher gross profit percentage as compared to our other products.

For the nine months ended September 30, 2018 and 2017, our overall gross profit percentage was 63.3% and 59.6%, respectively. The increase in gross profit percentage was primarily due to the increase of revenues from our interactive toys – game series, which contributed 94.9% of our total revenues with a gross profit percentage of 65.2% for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 where our interactive toys – game series contributed 87.5% of our total revenues. During the nine months ended September 30, 2017, our interactive toys – animation series contributed 12.1% of our total revenues with a gross profit percentage of 39.9% as compared to 62.4% for interactive toys – game series for the same period.

Gross profit percentage for our interactive toys – game series was 65.2% and 62.4% for the nine months ended September 30, 2018 and 2017, respectively. The increase of gross profit percentage is mainly attributable to the 2018 reduction of the VAT rate from 17% to 16%. Because our customers are paying the same price for our products as they did when the higher VAT rate was included in the price, our gross profit percentage increased by 2.8%.

Gross profit percentage for our interactive toys – animation series was 27.1% and 39.9% for the nine months ended September 30, 2018 and 2017, respectively. The decrease of gross profit percentage was mainly attributable to a certain export tax credit that we normally receive in the nine months ended September 30, 2017, but did not get approved and refunded for in the nine months ended September 30, 2018, as the majority of our interactive toys – animation series sales are mainly exported outside of the PRC market, thus driving down gross profit percentage during the nine months ended September 30, 2018 as compared to the same period in 2017 by 12.8%.

Operating Expenses

Total operating expenses increased by $0.8 million or 45.4% from $1.7 million during the nine months ended September 30, 2017 to $2.5 million during the nine months ended September 30, 2018. The increase is mainly attributable to the $0.1 million increase in selling expenses, the $0.7 million increase in general and administrative (“G&A”) expenses, and the $46,000 decrease in research and development (“R&D”) expenses for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017.

The $0.1 million increase in selling expenses is attributable to the $0.1 million increase in salary and benefit expenses in our sales department, as we have increased our sales personnel to expand our marketing and promotional activities.

The $0.7 million increase in G&A expenses is mainly attributable to (i) a $2.0 million increase in salary and benefits as we required more employees to support our increased of operations in 2018, (ii) a $0.1 million increase in provision for doubtful accounts as we estimated to have more accounts receivable allowance incurred based on our historical collection pattern, (iii) a $0.1 million increase in depreciation and amortization expenses, and (iv) a $0.3 million increase in other various miscellaneous G&A expenses, such as expenses for meals and entertainment, retirement plan, accommodation, travel, toll charges, and a guarantee fee due to the increase of our operating needs.

The $46,000 decrease in R&D expenses is mainly attributable to management efforts in efficiency and cost control of our R&D expenses. We remain committed to the innovation, development and production of technologies in order to keep pace with the growth of our business and the industry. In addition to our existing internal R&D team, we plan to begin outsourcing our external R&D teams to develop cutting-edge technologies.

Other income, net

Total other income, net decreased by $1,000 or 2.3% from $62,000 during the nine months ended September 30, 2017 to $61,000 during the nine months ended September 30, 2018. The decrease in total income is mainly attributable to the $155,000 decrease in other income, as we did not generate any government subsidiaries during the nine months ended September 30, 2018 as compared to $235,000 during the same period in 2017. The decrease is offset by the $80,000 increase in other miscellaneous income and the $134,000 increase in interest income as we invested in short-term investments of certificate deposits during the nine months ended September 30, 2018 as compared to $235,000 during the same period in 2017.

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Income tax expense

Our income tax expense amounted to $435,000 and $295,000 for the nine months ended September 30, 2018 and 2017, respectively. The $140,000 increase is a result of our increase in income before income taxes.

Net income

Our net income increased by $1.4 million, or 77.0%, to $3.3 million for the nine months ended September 30, 2018, from $1.8 million for the nine months ended September 30, 2017. Such change was the result of the combination of the changes as discussed above.

Comparison of Years Ended December 31, 2017 and December 31, 2016

	For the Years ended December 31,
				Percentage
	2017	2016	Change	Change
Revenues	$14,144,894	$9,352,650	$4,792,244	51.2%
Cost of revenues	(5,300,087)	(4,577,319)	722,768	15.8%
Gross profit	8,844,807	4,775,331	4,069,476	85.2%
Selling expenses	(629,424)	(310,668)	318,756	102.6%
General and administrative expenses	(1,915,195)	(1,487,254)	427,941	28.8%
Research and development	(355,730)	(159,186)	196,544	123.5%
Income from operations	5,944,458	2,818,223	3,126,235	110.9%
Other income, net	135,709	241,752	(106,043)	(43.9)%
Provision for income taxes	(955,194)	(485,658)	469,536	96.7%
Net income	$5,124,973	2,574,317	2,550,656	99.1

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, mobile games and animation design services. Total revenues increased by $4,792,244, or 51.2%, to $14,144,894 for the year ended December 31, 2017 as compared to $9,352,650 for the year ended December 31, 2016. The overall increase is primarily attributable to the increase of our sales of interactive toys – game series and the increase of sales of mobile games, offset by the decrease of our sales of interactive toys – animation series and animation design services.

Our revenue from each of our revenue categories is as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Revenues
Interactive toys - animation series	$1,060,330	$5,211,289	$(4,150,959)	(79.7)%
Interactive toys - game series	12,956,130	3,287,011	9,669,119	294.2%
Mobile games	128,434	9,113	119,321	1,309.4%
Animation design services	-	845,237	(845,237)	(100.0)%
Total revenues	$14,144,894	$9,352,650	$4,792,244	51.2%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series increased by $9.7 million or 294.2% from $3.3 million for the year ended December 31, 2016 to $13.0 million for the year ended December 31, 2017. This increase is a result of our business strategy to focus on higher profit margin products, and therefore shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margins, with an average gross profit percentage of 64.3% for the year ended December 31, 2017 as compared to interactive toys – animation series, which had an average gross profit percentage of 38.4% for the same period. As a result, we intend to focus on promoting our interactive toys - games series.

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Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series decreased by $4.1 million or 79.7% from $5.2 million for the year ended December 31, 2016 to $1.1 million for the year ended December 31, 2017. This decrease is a result of our business strategy to shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margins, with an average gross profit percentage of 64.3% for the year ended December 31, 2017 as compared to interactive toys – animation series, which had an average profit percentage of 38.4% for the same period. As a result, we intend to focus on promoting our interactive toys - games series. The decrease in sales of interactive toys - animation series was also attributable to the decrease of export sales outside of the PRC which generally has a lower gross profit margin as compared to our PRC sales. We also intend to promote more of our products in the PRC, and we believe that our mobile game platform will provide potential add-on revenues.

Mobile Games

Revenues from mobile games increased by $119,000 or 1,309.4% from $9,000 for the year ended December 31, 2016 to $128,000 for the year ended December 31, 2017. This increase is a result of the implementation of purchase options for virtual currency and/or virtual goods into our mobile game platform in late 2016. Players can purchase virtual goods in the mobile games, including characters, garments, tools and other accessories. As a result, we have generated more mobile game revenues in 2017.

Animation Design Services

Revenues from animation design services decreased by $0.8 million or 100.0% from $0.8 million for the year ended December 31, 2016 to $0 for the year ended December 31, 2017 as we are no longer providing such services in 2017. Our sales strategy is now solely focused on our sales of interactive toys and mobile games business.

Cost of Revenues

Total cost of revenues increased by $0.7 million, or 15.8%, to $5.3 million for the year ended December 31, 2017 as compared to $4.6 million for the year ended December 31, 2016. The increase is a direct result of our increase in revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Cost of revenues
Interactive toys - animation series	$653,118	$3,302,089	$(2,648,971)	(80.2)%
Interactive toys - game series	4,627,337	1,245,880	3,381,457	271.4%
Mobile games	19,632	3,438	16,194	471.0%
Animation design services	-	25,912	(25,912)	(100.0)%
Total cost of revenues	$5,300,087	$4,577,319	$722,768	15.8%

Our cost of revenues from interactive toys – game series increased by approximately $3.4 million or 271.4% from approximately $1.2 million for the year ended December 31, 2016 to approximately $4.6 million for the year ended December 31, 2017. The increase in cost of revenues from interactive toys – game series is in line with our increase of revenues from interactive toys – game series as we shifted our business strategy to focus on higher profit margin products, our interactive toys – game series.

Our cost of revenues from interactive toys – animation series decreased by approximately $2.6 million or 80.2% from approximately $3.3 million for the year ended December 31, 2016 to approximately $0.6 million for the year ended December 31, 2017. The decrease in cost of revenues from interactive toys – animation series is in line with our increase of revenues from interactive toys – animation series as we shifted our business strategy to focus on higher profit margin products, our interactive toys – game series.

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Our cost of revenues from mobile games increased by approximately $16,000 or 471.0% from approximately $3,000 for the year ended December 31, 2016 to approximately $19,000 for the year ended December 31, 2017. We started incorporating the purchase of virtual currency and/or virtual goods option into our mobile game platform in late 2016. As a result, we have incurred more cost of mobile game revenues in 2017.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31, 2017	For the Year ended December 31, 2016	Change	Change (%)

Interactive toys - animation series
Gross profit	$407,212	$1,909,200	$(1,501,988)	(78.7)%
Gross margin	38.4%	36.6%	1.8%

Interactive toys - game series
Gross profit	$8,328,793	$2,041,131	$6,287,662	308.0%
Gross margin	64.3%	62.1%	2.2%

Mobile game
Gross profit	$108,802	$5,675	$103,127	1,817.3%
Gross margin	84.7%	62.3%	22.4%

Animation design service
Gross profit	$-	$819,325	$(819,325)	(100.0)%
Gross margin	-%	96.9%	(96.9)%

Total
Gross profit	$8,844,807	$4,775,331	$4,069,476	85.2%
Gross margin	62.5%	51.1%	11.4%

Our gross profit increased by $4.1 million, or 85.2%, to $8.8 million for the year ended December 31, 2017, from $4.8 million for the year ended December 31, 2016. The increase in gross profit is primarily due to the significant increase in revenues as a result of increased sales of the interactive toys – game series business line. This series of products generally has a higher gross profit percentage as compared to our other products.

For the years ended December 31, 2017 and 2016, our overall gross profit percentage was 62.5% and 51.1%, respectively. The increase in gross profit percentage is primarily due to the increase in revenues from our interactive toys – game series, which contributed 91.6% of our total revenues with a gross profit percentage of 64.3% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 where our interactive toys – game series contributed 35.1% of our total revenues. For the year ended December 31, 2016, our interactive toys – animation series contributed 55.7% of our total revenues with a gross profit percentage of 36.6% as compared to interactive toys - game series which had a gross profit percentage of 62.1% in 2016.

Gross profit percentage for our interactive toys – game series was 64.3% and 62.1% for the years ended December 31, 2017 and 2016, respectively. The 2.2% increase in gross profit percentage is mainly attributable to a slight increase in the price of our best selling product, AR Racer, which had an average selling price of $6.45 in 2017 as compared to $5.78 in 2016.

Gross profit percentage for our interactive toys – animation series was 38.4% and 36.6% for the years ended December 31, 2017 and 2016, respectively. The 1.8% increase in gross profit percentage is mainly attributable to the decrease in sales of several animation series products typically sold outside of the PRC market that have lower gross profit percentages due to export tax.

Operating Expenses

Total operating expenses increased by $0.9 million or 48.2% from $2.0 million for the year ended December 31, 2016 to $2.9 million for the year ended December 31, 2017. This increase is mainly attributable to the $0.3 million increase in selling expenses, the $0.4 million increase in G&A expenses and the $0.2 million increase in R&D expenses for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

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The $0.3 million increase in selling expenses is primarily attributable to (i) a $0.2 million increase in advertising expenses as a result of our efforts to build our brand and to attract more customers, and (ii) a $0.1 million increase in packing expenses as a result of the increase in products sold.

The $0.4 million increase in G&A expenses is primarily attributable to the $0.3 million increase in salary and benefit expenses, the $0.2 million increase in rental expenses is a result of our increased operations and overall growth, as we require more employees, office, and warehouse spaces., and the increase in amortization expenses by $0.1 million as a result of capitalized software development costs. This increase is offset by (i) the $0.1 million decrease in professional fees, as we incurred some professional fees in connection with our preparation to list as a public company in 2016, but our plans were paused in 2017 and resumed in 2018 and (ii) the decrease of $0.1 million in provisions for doubtful accounts.

The $0.2 million increase in R&D expenses is mainly attributable to increases in the salaries and benefits of our R&D team members.

Other income (expense), net

Total other income, net decreased by $0.1 million or 43.9% from $0.2 million for the year ended December 31, 2016 to $0.1 million for the year ended December 31, 2017. This decrease is primarily attributable to the increase in foreign currency exchange losses of $0.2 million, as we generated foreign currency exchange gains of $0.1 million in 2016 while also incurring foreign currency exchange losses of $0.1 million due to fluctuations in the currency exchange rate of our export sales. This decrease is offset by the increase of $0.2 million of interest income primarily attributable to interest from our short-term certificate deposits investments in 2017.

Income tax expense

Our income tax expense amounted to $955,000 and $486,000 for the years ended December 31, 2017 and 2016, respectively. This increase of $469,000 is a result of our increase in income before income taxes.

Net income

Our net income increased by $2.5 million, or 99.1%, to $5.1 million for the year ended December 31, 2017, from $2.6 million for the year ended December 31, 2016. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of September 30, 2018, our working capital was $17.5 million and cash and cash equivalents amounted to $11.8 million. Our current assets were $25.6 million and our current liabilities were $8.1 million with shareholders’ equity of $23.8 million as of September 30, 2018. We generated net income of $3.3 million and $1.8 million from our operations for the nine months ended September 30, 2018 and 2017, respectively and we generated net income of $5.1 million and $2.6 million from our operations for the years ended December 31, 2017 and 2016, respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

We intend to use the funds raised from this offering to grow our business primarily by:

•	expanding our R&D team and further strengthening the capacity of our independent R&D and innovation;

•	establishing physical experience stores and expanding our sales distribution channels; and

•	investing in working capital purposes.

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Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan, Blue Hat Shenyang, Blue Hat Chongqing, and Blue Hat Pingxiang, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,102,713)	$702,338	$6,989,680	$2,273,913
Net cash provided by (used in) investing activities	12,671,169	2,557,161	(15,814,920)	(4,754,367)
Net cash (used in) provided by financing activities	(1,503,056)	10,425,373	10,167,330	2,043,824
Effect of exchange rate change on cash, cash equivalents and restricted cash	(641,206)	378,520	72,267	(69,965)
Net change in cash, cash equivalents and restricted cash	$9,424,194	$14,063,392	$1,414,357	$(506,595)

Operating activities

Net cash used in operating activities was $1.1 million for the nine months ended September 30, 2018 and was primarily attributable to (i) a $3.4 million increase in accounts receivables as we expanded our operations by providing more credit sales and (ii) the $3.6 million decrease in accounts payable, as we generated more timely cash flow to repay our vendors. This cash outflow is offset by (i) net income of $3.3 million, (ii) various non-cash items of $0.5 million, such as depreciation and amortization expense, and the provision for allowance for doubtful accounts, deferred income taxes expenses and loss on disposal of equipment, (iii) a $0.4 million decrease in inventories, as we improved inventory management in 2017 and now keep a minimal amount of inventories on hand, (iv) a $0.2 million decrease in prepayment due to obtaining a better credit term with our suppliers, (v) a $0.2 million increase in other payables and accrued liabilities due to payables to a software development vendor, and (vi) a $1.4 million increase in taxes payable, due to increased income and incurred value-added taxes.

Net cash provided by operating activities for the nine months ended September 30, 2017 was mainly due to (i) net income of $1.8 million, (ii) various non-cash items of $0.2 million, such as depreciation and amortization expense, and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) a decrease in inventories of $0.3 million, as we improved inventory management in 2017 and now keep a minimal amount of inventories on hand, (iv) a $0.6 million increase in accounts payable as we incurred more payables on credit due to our increased operations, and (v) a $0.2 million increase in tax payables due to increased income and incurred value-added taxes. This cash inflow is offset by the $1.9 million increase in accounts receivable, as we expanded our operations by providing more credit sales, the $0.4 million increase in other receivables due to employee advances for business development purposes, and the $0.2 million decrease in other payables and accrued liabilities.

Net cash provided by operating activities was $7.0 million for the year ended December 31, 2017 and was primarily attributable to (i) our net income of $5.1 million, (ii) various non-cash items of $0.3 million, such as depreciation and amortization expense and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) a $0.4 million decrease in inventories as we improved inventory management in 2017 and now keep a minimal amount of inventories on hand, (iv) a $3.1 million increase in accounts payable, and (v) a $0.9 million increase in taxes payable. This increase is offset by a $2.3 million increase in accounts receivables as a result of our expanded operations, the provision of more credit sales and a $0.4 million increase in prepayments, as we were required to make prepayments to secure our raw materials purchase for the anticipated increase in sales orders in 2018.

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Net cash provided by operating activities for the year ended December 31, 2016 was mainly attributable to (i) our net income of $2.6 million, (ii) various non-cash items of $0.3 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts and deferred income taxes benefit , (iii) a $0.3 million decrease in other receivables, as our employees returned the advances for business operations that we previously provided to them in 2016, (iv) a $0.3 million decrease in inventories, as we improved inventory management in 2016 and now keep a minimal amount of inventories on hand as compared to 2015, (v) a $0.2 million increase in accounts payable, (vi) a $0.2 million increase in other payables and accrued liabilities, as we incurred more payables on credit due to our expanded operations, and (vii) a $0.6 million increase in tax payables due to our increased income and incurred value-added taxes. This cash inflow was offset by a $1.2 million increase in accounts receivables as we expanded our operations by providing more credit sales and the increase of prepayments of $1.0 million, as we were required to make more prepayments to secure the purchase of our raw materials for the anticipated increase in sales order in 2017.

Investing activities

Net cash provided by investing activities was $12.7 million for the nine months ended September 30, 2018 and was primarily attributable to $17.3 million in proceeds from short-term investments of certificate deposits. This cash inflow is offset by a payment of $1.8 million on our 20% investment in Xiamen Blue Wave Technology Co. Ltd., a $0.4 million payment on intangible assets, and purchase of short-term investments of certificate deposits of $2.4 million.

Net cash provided by investing activities for the nine months ended September 30, 2017 was mainly attributable to $3.5 million in proceeds from short-term investments of certificate deposits. This cash inflow is offset by the $0.4 million payment on intangible assets and the $0.6 million in purchase of short-term investments of certificate deposits.

Net cash used in investing activities was $15.8 million for the year ended December 31, 2017 and was primarily attributable to a $2.0 million payment on capitalized software development costs and $17.4 million in purchase of short-term investments for certificate deposits. This cash outflow is offset by $3.6 million in proceeds from short-term investments of certificate deposits.

Net cash used in investing activities for the year ended December 31, 2016 is primarily due to a $1.7 million payment on intangible assets and $4.1 million in purchase of short-term investments of certificate deposits. The cash outflow is offset by $1.1 million in proceeds from short-term investments of certificate deposits.

Financing activities

Net cash used in financing activities was $1.5 million for the nine months ended September 30, 2018 was primarily attributable to $3.6 million in payments of short-term loans, offset by proceeds from short-term loans of $2.2 million.

Net cash provided by financing activities for the nine months ended September 30, 2017 is mainly attributable to capital contributions from our shareholders of $8.8 million and proceeds from short-term bank loans of $3.5 million, offset by $1.8 million in payments of short-term bank loans.

Net cash provided by financing activities was $10.2 million for the year ended December 31, 2017 was a result of $8.8 million in capital contributions from our shareholders and proceeds from short-term bank loans of $3.5 million, offset by payments of short-term bank loans of $2.1 million.

Net cash provided by financing activities for the year ended December 31, 2016 is mainly attributable to capital contributions from our shareholders of $2.3 million and proceeds from short-term bank loans of $2.6 million, offset by $2.8 million in payments of short-term bank loans.

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Commitments and Contingencies

Lease commitments

 We have entered into four non-cancellable operating lease agreements for one office space, one research center and two employee housing. Our commitment for minimum lease payments under these operating leases as of September 30, 2018 for the next five years is as follow:

Twelve months ending September 30,	Minimum lease payment
2019	$318,200
2020	284,587
2021	278,904
2022	101,959
2023	8,954
Thereafter	-
Total minimum payments required	$992,604

Rent expense for the nine months ended September 30, 2018 and 2017 was $252,834 and $243,951, respectively. Rent expense for the years ended December 31, 2017 and 2016 was $314,718 and $153,069, respectively.

Contingencies

 From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On February 11, 2015, Fujian Xin Wei Electronic Industry Co., Ltd. filed a lawsuit in Putian Intermediate People’s Court against Blue Hat Fujian on a sales contract dispute of which the subject matter amount is RMB 3,643,385 ($530,487). On April 7, 2015, Blue Hat Fujian submitted a Civil Pleading. On July 20, 2015, Putian Intermediate People’s Court issued a Civil Ruling Letter ([2015] Pu Min Chu Zi No.274), which granted the withdrawal of lawsuit of Fujian Xin Wei Electronic Industry Co., Ltd.

On August 12, 2015, Fujian Xin Wei Electronic Industry Co., Ltd. filed a lawsuit in Putian Hanjiang District People’s Court against Blue Hat Fujian on the aforesaid dispute, claiming compensation from Blue Hat Fujian for an economic loss of RMB 1,548,560 ($225,475). On August 31, 2015, Blue Hat Fujian filed a counter-claim in Putian Hanjiang District People’s Court, claiming continued performance of the contract involved and a default fine from the Plaintiff.

On February 4, 2016, Putian Hanjiang District People’s Court issued a Civil Judgement ([2015] Han Min Chu Zi No.2566), which (1) ruled that the notice of terminating purchase contract issued by the Plaintiff Fujian Xin Wei Electronic Industry Co., Ltd. to Blue Hat Fujian shall take effect; (2) rejected other claims of the Fujian Xin Wei Electronic Industry Co., Ltd.; (3) rejected claims of Blue Hat Fujian; (4) stated that the case acceptance fee of claim of RMB 18,737 ($2,728) shall be borne by Fujian Xin Wei Electronic Industry Co., Ltd., and the case acceptance fee of counter-claim of RMB 9,150 ($1,332) shall be borne by Blue Hat Fujian.

Fujian Xin Wei Electronic Industry Co., Ltd. and Blue Hat both filed appeals with the Civil Judgement ([2015] Han Min Chu Zi No.2566) issued by Putian Hanjiang District People’s Court. On September 2, 2016, Fujian Putian Intermediate People’s Court issued a Civil Ruling Letter ([2016] Min 03 Min Zhong No.1067), which: (1) revoked the Civil Judgement ([2015] Han Min Chu Zi No.2566) issued by Putian Hanjiang District People’s Court; (2) and remanded the case to Putian Hanjiang District People’s Court for re-trial.

On May 8, 2018, Putian Hanjiang District People’s Court issued a Civil Judgement ([2016] Min 0303 Min Chu No.3621), (a) declaring as effective, the notice of termination of purchase contract issued by Fujian Xin Wei Electronic Industry Co., Ltd. to Blue Hat Fujian and that three purchase contracts and relevant supplemental agreements will be terminated as of January 14, 2015; (b) ordering Blue Hat Fujian to compensate Fujian Xin Wei Electronic Industry Co., Ltd. for its financial loss in the amount of RMB 967,727 ($140,904), to be paid within 5 days of the effective date of the judgement; (c) reject other claims of Fujian Xin Wei Electronic Industry Co., Ltd.; and (d) rejecting claims made by Blue Hat Fujian. The total case acceptance fee was RMB 18,737 ($2,728), RMB 4,769 ($694) of which to be paid by Fujian Xin Wei Electronic Industry Co., Ltd., and RMB 13,969 ($2,034) of which to be paid by Blue Hat Fujian. Blue Hat Fujian will also pay the property preservation measures fee of RMB 5,000 ($728). Blue Hat Fujian has filed appeals to Fujian Putian Intermediate People’s Court, and the case is pending. As of September 30, 2018, we accrued a loss of approximately $156,000 based on available information and management’s best estimates.

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In addition, the Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of September 30, 2018, we estimated our contingency for severance payments to be approximately $0.3 million; these have not been reflected in the consolidated financial statements because management cannot predict the actual payments, if any, that will be paid in the future.

Contractual Obligations

As of September 30, 2018, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
Loans obligations	$2,038,874	$2,038,874	$-	$-	$-
Operating leases obligations	992,603	318,200	563,491	110,912	-
Due to related party	31,894	31,894	-	-	-
Long-term debt obligations*	195,806	81,023	114,783	-	-
Total	$3,259,177	$2,469,991	$678,274	$110,912	$-

*Represents future value of long-term debt obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP, the accounting principles generally accepted in the United States of America. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this registration statement, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

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The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

The following table sets forth by level within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2018, December 31, 2017 and 2016:

Financial Assets	Carrying Value as of September 30, 2018	Fair Value Measurements at September 30, 2018 (Unaudited) Using Fair Value Hierarchy
	(Unaudited)	Level 1	Level 2	Level 3
Short-term investments	$2,330,142	$2,330,142	$-	$-

Financial Assets	Carrying Value as of December 31, 2017	Fair Value Measurements at December 31, 2017 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments	$17,390,432	$17,390,432	$-	$-

Financial Assets	Carrying Value as of December 31, 2016	Fair Value Measurements at December 31, 2016 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments	$2,879,863	$2,879,863	$-	$-

Revenue Recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Sales of interactive toys

We recognize sales of interactive toys revenues upon shipment or upon receipt of products by the customer, depending on the terms, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured. If collectability is not considered reasonably assured at the time of sale, we do not recognize revenue until collection occurs. We routinely enter into arrangements with its customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. Such programs are based primarily on customer purchases, customer performance of specified promotional activities, and other specified factors such as sales to consumers. The costs of these programs are recorded as sales adjustments that reduce gross sales in the period the related sale is recognized.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

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Mobile games

We operate our mobile games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance the game-playing experience. On the platform, players purchase virtual currency and/or virtual goods through various widely accepted payment methods offered in the games, including Alipay or WeChat and online bank transfer service providers. Advance payments from customers for virtual goods that are non-refundable that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as advances from customers. For virtual goods purchases upon immediate use with no future game-playing benefits, we recognize such virtual goods purchase upon receipt of payment from the paying players. For virtual goods purchases for the conversion of future game-playing benefits or throughout the players’ playing life, we recognize such virtual goods purchases ratably over the estimated average playing period of paying players for the applicable game, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met. We record revenue generated from mobile games on a gross basis as we are acting as the principal to fulfill all obligations related to the game operation. Fees paid to distribution channels and payment channels are recorded as cost of revenues.

We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors, to arrive at the best estimates for the estimated playing period of the paying players for each game. On a quarterly basis, we determine the estimated average playing period for paying players by analyzing paying players for that game who made their first virtual goods purchase during that period and counting their cumulative login days for each game. We then average the time periods to determine the estimated paying playing period for that game. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

Based on our analysis, the estimated average playing period of paying players is approximately one to three months, and this estimate has been consistent since our initial analysis. No change has been made in such estimate during any of the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future.

Animation design service

Revenue from fixed-price animation design service contract requires us to perform services for animation design based on customers’ specific needs. We recognize our animation design service revenues upon completion of the design after the acceptance by our customers with no more future obligation of the design project using completed contract method as the duration of the design period is short, usually approximately 3 months or less.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Intangible assets

Our intangible assets with definite useful lives primarily consist of software development costs, patents and licensed software. We amortize our intangible assets with definite useful lives over their estimated useful lives and review these assets for impairment. We typically amortize our intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

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Software development costs

We follow the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software” to capitalize certain direct development costs associated with internal-used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We expense all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for Long-lived Assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2018, December 31, 2017 and 2016, no impairment of long-lived assets was recognized.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2015 to 2017 are subject to examination by any applicable tax authorities.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements included elsewhere in this prospectus for a discussion of recently issued accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

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Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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BUSINESS

Overview

We are a producer, developer and operator of augmented reality (AR) interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience. By leveraging our strong technological capabilities and infrastructure, we are able to deliver a superior user experience and conduct our operations in a highly efficient manner.

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of October 31, 2018, our intellectual property portfolio includes 158 authorized patents, 37 patents in various stages of the patent application process, 14 applications for PCT international patents, 54 registered trademarks, 654 copyrights for art work and 25 software copyrights.

We strive to create an engaging, interactive and immersive community for users of our products. The majority of our users are among the young Chinese generation between the ages of 3 and 23, although many of our products appeal to users outside of this demographic. We intend to further penetrate the Chinese market with new products that will target users ages 14 and above. Specifically, our strategies include marketing Fidolle, a ball-jointed “smart doll”, and QI, a gaming and entertainment platform designed for both family home use and amusement arcades. We believe our high-quality content is a magnet for users with common interests to connect and share their passions on our platform, which helps to cultivate a strong sense of belonging, effectively strengthening our user retention.

Our products resemble traditional children’s toys - including cars, ladybugs, picture books, and dolls - which are enabled with wireless technology to facilitate a broad variety of interactive functions. The interactive functionality of our products broadens the user experience, creates a communicative environment, and facilitates an ongoing relationship between us and our end users and between our end users and our products. We believe such an immersive entertainment experience allows our users to build strong emotional connections to our products, resulting in our products typically having longer life cycles than traditional toys.

Our proprietary technology, product research and development, marketing channels and brand operation are the cornerstones of our business. We focus on the combination of “online” and “offline” activity and the interaction between “entertainment” and “product” to create a high-tech entertainment platform combining mobile games and AR. With the help of computer graphics and visualization technologies, we are able to accurately “place” virtual objects into the physical world, thus creating a new and stimulating visual environment for our users.

We have grown rapidly since our inception. We generate revenues primarily from sales of our interactive toys, specifically our animation and game series, mobile games and animation design services. Our total revenues increased by $3,316,286, or 52.5%, to $9,632,860 for the nine months ended September 30, 2018 as compared to $6,316,574 for the nine months ended September 30, 2017. Our total revenues increased by $4,792,244, or 51.2%, to $14,144,894 for the year ended December 31, 2017 as compared to $9,352,650 for the year ended December 31, 2016.

Products

In an effort to capture a substantive share of the AR interactive toy market in China, we have increased our investment in the research and development of our AR interactive toys and games from $159,186 in 2016 to $355,730 in 2017. We maintained a similar level of investment in research and development in the nine months ended September 30, 2018, totaling $175,016. We currently offer four primary AR interactive product lines: AR Racer, AR Need a Spanking, AR 3D Magic Box and AR Picture Book. We release new mobile applications annually, and intend to continue doing so, in an effort to extend the life cycle of our products and create new, fun experiences for our users.

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Products in the Market

AR Racer

AR Racer provides an innovative way for users to interact and play a traditional game. AR Racer is a car-racing mobile game with a small physical toy car that is placed onto the user’s mobile device screen. AR Racer allows users to virtually race one another via a simulated racing track and to also engage in individual races. The physical toy car uses non-adhesive materials to stick to a designated area or cell phone. Our photosensitive recognition technology allows the toy car to be used as a controller such that when a player encounters an obstacle in the mobile game, the toy car will respond with entertaining actions, such as flashing lights and vibrations that enhance the user experience. AR Racer accounted for approximately 57% of our total revenues in 2017.

AR Need a Spanking

AR Need a Spanking is an exciting combat game with a ladybug shaped electronic toy. AR Need a Spanking lets the user physically control the outcome of the game. Our infrared induction technology allows the user’s mobile device to serve as a control panel by which the user controls the movement of the toy for game play in battle dynamics, while simultaneously moving the toy in reality. The user’s mobile device shows a display of virtual enemies while also capturing the position of the toy in the real world, allowing the user to approach or escape its combatants. The program embedded in the toy is used to establish a variety of fun, unique game play mechanics. AR Need a Spanking accounted for approximately 31% of our total revenues in 2017.

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AR 3D Magic Box

AR 3D Magic Box has the unique ability to transport children’s drawings into diverse backgrounds, giving the user a discovery based experience. AR 3D Magic Box uses AR recognition technology to allow children to draw shapes or objects onto a physical card while the mobile game captures the drawings and animates them in a set background, for example, under the sea. AR 3D Magic box is an educational toy with built in quizzes and games targeted for users between the ages of 3 and 9. AR 3D Magic Box accounted for approximately 0.08% of our total revenues in 2017.

AR Picture Book

AR Picture Book is a new and exciting way to introduce children to the rich and diverse world we live in. AR Picture Book provides an educational and interactive experience that allows stories to come to life. AR Picture Book is an AR platform that allows mobile devices to read aloud the pages of a physical book while the users interact with the pictures and graphics on the pages of the book. AR Picture Book reads the story back to the users as the mobile device recognizes the pages of the book. AR Picture Book is designed for children between the ages of 3 and 5 and has been adopted for use by several kindergarten schools in China. There are two series of AR Picture Book: a 12-book Chinese Core Values series and a Sexual Harassment Prevention Series. The Sexual Harassment Prevention Series was developed with the China Teenagers and Children Development Service Center and the Municipal Procuratorate of Tong’an District Xiamen City. AR Picture Book educates children on interpersonal skills, logical thinking and more specific topics, such as sexual harassment. AR Picture Book is used in over ten kindergartens in Xiamen and accounted for approximately 0.16% of our total revenues in 2017.

Products in Development

We plan to continue to invest significant amounts of our resources towards product development and bringing new and exciting products to the market. We believe our current reserves are sufficient for product development for the next three to five years. We intend to introduce two new products in 2019, Fidolle and QI, and two new products in 2020. We intend to launch new generations of our four existing products within the next three years. We are currently developing two additional products, Fidolle and QI.

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Fidolle

Fidolle, a ball-jointed “smart doll”, is an educational, interactive product that we plan to launch in the first quarter of 2019. We also plan to develop five additional unique Fidolle characters, with the second character expected to launch in 2020. We expect Fidolle to aid users in the development of communication and interpersonal skills. Fidolle is composed of a physical life-like “smart doll” and features a mobile game application and an online user community. Users will be able to influence the character of, and their relationship with, Fidolle by playing the game through the mobile application as well as by physically interacting with the doll. Fidolle contains multiple built-in sensor chips that will allow users to trigger challenges in the game through Bluetooth technology. Our next step in the development of Fidolle is to enable the doll to verbally communicate with users. We are also partnering with Zerodiv Inc., a Japanese company, to design the mobile application to be high quality and user friendly. In addition, we intend to build a Fidolle community that will integrate online and offline relationships and activities. Users will have access to a dedicated communications forum where they will be able to interact with others in the community. We intend to promote frequent interactions between users through the Fidolle platform, including by hosting a variety of social games to provide further entertainment content for users.

The trend of collecting and interacting with ball-jointed dolls originated in Japan. We believe that the fans of ball-jointed dolls have formed a community in Japan as well as in China. We believe that customers in China have a preference towards ball-jointed dolls with Japanese elements. For this reason, we have cooperated with a Japanese company in developing Fidolle.

We believe that Fidolle will generate revenue through in-application purchases of virtual objects and sales of derivative products, such as clothing and merchandise. We do not believe that there are current products comparable to Fidolle in the major toy markets of Fuzhou, and we believe Fidolle will attract the large group of anime fans in China. The target demographic for Fidolle includes teenagers and adults between the ages of 18 and 35, although we also expect Fidolle to appeal to users outside of this demographic.

“QI” Platform

QI is a community-based gaming platform powered by multi-bus technology, designated self-organization technology and near field communication. We plan to launch QI in 2021. QI is composed of foundational network communication terminals with a chessboard layered above such foundation. QI is connected to a tablet computer for the online gaming aspect of the product. The foundational communication terminals will enable users to customize and adjust the chessboard settings, allowing users to play various different board games on the same mobile device. QI connects physical board game play with video game content and graphics, which will allow users to physically interact with one another as if they were playing a board game in reality, while enjoying the animation and sound effects of a video game. We believe QI will be popular among a variety of users, particularly users ages 14 and above, although we also expect QI to appeal to users outside of this demographic.

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Manufacturing and Distribution

The initial design, appearance and structure of our products are created in our on-site studio located in Xiamen. We outsource the manufacture of our products to more than 20 factories through purchase contracts. We contract with multiple suppliers in an effort to mitigate any risk that our business will be restricted by a single supply shortage or manufacturing delay. In addition, our continuing relationships with multiple manufacturers allow us to quickly adjust to changing market demands.

Manufacturers are responsible solely for production of our products and rely on us for design and technology support, as we maintain all of the proprietary rights to our products. The standard production process, from initial design to final manufacture, typically takes between 35 to 40 days. Our three largest manufacturers in the year ended December 31, 2017 were Guangdong Eastcoms Intelligent Technology Co., Ltd., Dongguan Houjie Shengping Toy Factory, and Fujian Weiya Culture Communication Co., Ltd., which accounted for 35.3%, 27.4%, and 26.1% of our total production, respectively.

Our distribution channels include domestic distributors, e-commerce platforms, supermarkets and export distributors. We intend to minimize direct selling and shift our focus towards selling to distributors and e-commerce platforms. Approximately 96% of our products sold in 2017 were sold domestically in China and the remaining 4.0% were exported overseas. Of our domestic sales in China, approximately 97.6% were generated from Chinese distributors, 1.9% were generated from supermarkets and 0.5% were generated from e-commerce sites. Our Chinese distributors are organized regionally by province, including Zhejiang, Hubei, Jiangsu, Hunan, Guizhou, Liaoning, and Shandong. Our products are sold in thousands of supermarkets and specialty stores, including Walmart, Carrefour, and Toys-R-Us.

Our continuing partnerships with regional distributors allow us to penetrate the market in numerous provinces in China. Our five largest customers are all domestic distributors and each covers a provincial geological market – Zhejiang, Hubei, Jiangsu, Hunan and Shanxi. In 2017, each of our five largest domestic distributors accounted for approximately 7% to 9% of our annual revenue and together accounted for 41.7% of our total annual revenue. In addition, we primarily sell domestically within China. In 2017, 93% of our revenue was derived from domestic distributors, while 4% was derived from exported products.

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We are in the process of expanding our brand to physical experience stores. We are leveraging our experience and insight into traditional toy and gaming park industries and our strength and superiority in AR technologies to build experience stores that provide customers with a variety of AR interactive activities, as well as a location to purchase AR interactive toys. We expect such stores will generate revenues from sales of membership cards and direct sales of our products. Five types of membership cards, (i) one-year cards, (ii) half-year cards, (iii) three-month cards, (iv) monthly cards and (v) one-time cards, may be purchased by customers, and, depending on the type of membership card purchased, customers may purchase multiple toys in the stores for the same value of the membership card. For example, if a customer purchased a one-year membership card, the customer may take home multiple toys from the stores up to the total price paid for the membership card. If the price of the toys exceeds the price of the membership card, the customer would pay the difference between the price of the toys and the price of the membership cards.

Our Position

We have positioned our company as a leading producer, developer and operator of AR interactive entertainment games and toys as a result of the following key factors:

•	Market Expansion due to Two-Child Policy. The size of the toy market in China has increased significantly in the recent past. We believe this growth is a direct result of the implementation of China’s two-child policy. The Chinese government began to gradually disregard the one-child policy in the early 2010s and the two-child policy was fully implemented in 2016. According to Frost & Sullivan, China’s two-child policy is expected to drive an increase in the total population of the 0-14 age group from 230 million in 2016 to 262 million in 2021, representing a CAGR of 2.7%, compared to an overall expected population growth CAGR of 0.4% over the same period. Such a large increase in the 0-14 age population group necessarily indicates expansion and growth for those markets that cater to children and young adults.
•	Shift Towards Intelligent Toys. Chinese culture is experiencing a fundamental shift away from traditional, medium- to low-end toys towards intelligent, interactive and innovative toys and games.
•	Rapid AR Industry Growth. The global AR industry is still in its infancy, with many companies currently investing heavily in research and development. Digi-Capital predicts that by 2023, the global AR industry could reach $85 billion to $90 billion in revenue, compared to $10 billion to $15 billion for the virtual reality industry. Industry experts also believe that the Chinese AR industry could represent RMB 55 billion in 2020. While there are many varied forecasts and estimates on the future market size of the AR industry, we believe industry experts tend to agree that the industry will experience rapid growth in the coming years.
•	Supportive Economic Conditions in China. According to the National Bureau of Statistics of China, per capita annual disposable income of urban residents in China is expected to increase from RMB 33,616 in 2016 to RMB 48,620 in 2021, representing a CAGR of 7.7%. According to Frost & Sullivan, per capita expenditure on education, cultural and recreational activities of urban residents in China is expected to grow from RMB 2,638 in 2016 to RMB 4,233 in 2021 at a CAGR of 9.9%. Increases in annual disposable income and per capita expenditure correlate to increases in market growth for recreational, educational and leisure markets in China, such as the AR interactive toy market.
•	Few Direct Competitors in China. The AR interactive toy industry in China is new and evolving. We do not believe that large traditional toy companies, or companies that focus on high-tech toys and games, have captured a significant portion of the AR interactive toy market in China.

We have received a number of industry, trade association and governmental awards relating to our business and operations, which serve to enhance our brand and reputation, including:

•	Best Industrial Value Excellence Award in the Fifth International Animation Expo and the National First Animation and Derivatives Design and Development Competition (2010);
•	Vice-Chairman of Animation and Game Industry in Fujian Province by Fujian Association of Animation and Game Industry (2013);
•	High and New Technology Enterprises by Xiamen Municipal Bureau for Science and Technology, Finance Bureau of Xiamen, Xiamen Provincial Office of State Administration of Taxation and Xiamen Local Taxation Bureau (2015);
•	Leading Company As a Technology Small Giant by Fujian Provincial Department of Science and Technology, Fujian Development and Reform Commission, Fujian Provincial Commission of Economy and Information Technology, and Fujian Provincial Department of Finance (2016); and
•	The Best Growth Medium- to Small-Scaled Enterprises in Xiamen City by Xiamen Municipal Bureau for Economics and Informatization (2018).

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Industry Background

Toy and Game Industry

The toy and game market in China can be classified broadly into electronic, mechanical, plastic and wooden toys. Electronic toys, models, licensed toys (including spin-off toys from movies and cartoon characters), dolls, high-tech toys, educational toys, internet-connected toys and toys for adult recreation and entertainment are increasingly being introduced to the market.

According to market research data, the total retail sales of toys and games in China have soared from RMB111.8 billion in 2012 to RMB276.5 billion in 2017, registering an average annual growth rate of 19.9%. In 2017, retail sales of traditional toys and games increased by 7.4% annually to RMB74.43 billion, representing 26.9% of total market turnover, while retail sales of electronic toys and games increased by 24.1% annually to RMB202.07 billion, accounting for 73.1% of total market turnover.

As incomes of urban residents in China continue to rise and quality of life continues to improve, toy demands are beginning to change. There is a shift away from traditional, medium- to low-end battery-operated toys, construction sets and decorative toys, towards innovative electronic toys and intelligent toys. Despite this economic and cultural shift, many industry players believe that toy and game companies continue to underestimate the spending power of China’s low-income groups. With average income rising at a rate of 8%-11% annually in China, wage earners are enjoying higher disposable incomes, which we believe will lead to an increase in demand for toys and games in China, particularly innovative and exciting products.

AR Industry

AR uses technology to add information — sounds, images and text — to the world we see. AR presents virtual information as reality and enables people to interact with the virtual environment. With AR, users perceive the real world with the addition of computer-generated sounds, images and text that are overlaid on specific objects. Users employ a mobile-connected device that is equipped with a camera, such as a smart phone or a tablet computer. The camera on the device scans the environment, feeding the mobile application’s image recognition capability. The mobile application’s AR content is triggered when specific images are recognized, such as quick response codes, borders and faces. Location-based AR works in a similar manner, using devices equipped with a global positioning system or other location sensors. By using the device in a specific location or area, the mobile application’s AR content is triggered. AR seamlessly connects reality with virtual information by means of technology, and constructs virtual scenery.

The advancement and development of AR technology has brought additional creativity and engaging game play to traditional toy products. We believe the continued integration of AR technology into toys is a sustainable trend for the toy industry. We believe there are few direct competitors in the AR interactive toy market in China, and we hope to quickly seize the majority of this market share through our technological advantages and continued development and sales of our differentiated and innovative products.

We believe that China’s domestic environment is conducive to the development of the AR industry as a result of increases in annual disposable income and per capita expenditure and increases in the population aged 0-14 due to China’s two-child policy. Additionally, the Chinese government recently issued policies in support of the development of the AR industry. In December 2016, the State Council issued the “13th Five-Year National Informationization Plan” (the “Informationization Plan”), which emphasizes strengthening basic research and development of new technologies, such as AR. The Informationization Plan stated that “[t]he new playing area must be built to lead the AR industry.” Chinese national macroeconomic policies also support the AR industry. In May 2017, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Outline of the National Plan for Cultural Development and Reform during the Period of the Thirteenth Five-year Plan. Pursuant to this outline, between 2017 and 2022, the Chinese government has indicated that it intends to vigorously support the development of the game industry and to promote and encourage companies to produce high-tech, as opposed to traditional, gaming products.

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The global AR industry is a new and evolving market, and we believe several companies are currently investing heavily in AR research and development. Digi-Capital predicts that by 2023, the global AR industry could reach $85 billion to $90 billion in revenue, compared to $10 billion to $15 billion for the virtual reality industry. Industry experts also believe that the Chinese AR industry could represent RMB 55 billion in 2020. While there are several varied forecasts and estimates concerning the future market size of the AR industry, we believe industry experts tend to agree that the industry is expected to experience rapid growth in the coming years.

We believe the presence of AR in the education field is also expected to increase. We believe the immersive AR experience is particularly attractive to children as it requires more engagement, and is more entertaining, than traditional learning methods. We believe AR can be used to trigger subconscious memorization, which tends to be more permanent than the memorization of text and we believe this can lead to longer and more accurate information retention.

The integration of wireless networks, such as the 5G network, with big data, artificial intelligence, virtualization, AR and other technologies creates constant internet connectivity within society. The increasing popularity of smart phones and smart portable devices together with the development of mobile internet technologies has promoted the use of AR interactive toys in China. The 5G network provides a key infrastructure for the development of the AR game industry. As a next-generation communication technology, the 5G network will provide users with more real-life experiences, such as ultra-high-definition video, social networks, and immersive games, which promote upgraded human interaction and intensifies crossover between the online and offline world. By using 5G networks, AR technology redefines the way humans interact with information, with their internet devices, and with their communities.

We believe that AR interactive toys and games will likely continue to be more appealing to children than traditional toys and games as a result of the cultural shift towards high-tech toys and the increased use of mobile-connected platforms. As a result, we believe AR interactive toys will dominate a significant portion of the toy market in the near future. The AR interactive toy industry in China is new and evolving. We believe that our innovative products, favorable government policies, increases in annual disposable income and per capita expenditure, and our patent portfolio provide us with substantial opportunities for growth within the AR interactive toy market and the more generalized AR and toy and game markets.

Competitive Strengths

We believe the following competitive strengths will continue to contribute to our success in the AR interactive toy and game market:

•	Advanced AR Technology in Interactive Entertainment – Our business model centers around toys, mobile games, and original intellectual property. By focusing on the development of our superior AR technologies, we differentiate ourselves from traditional toy companies that lack the technological sophistication required to enter the AR interactive toy industry. Our core technological advantage lies in the superiority of our image recognition and motion capture technologies.
•	Community-Based Platform – We build gaming communities that integrate online and offline relationships and activities. We promote gaming events by hosting national gaming competitions, such as the AR Racer Championship 2017, and by attending at least two gaming exhibitions per year. These activities allow us to attract new users.
•	Multi-Platform Coverage – Our products cover multiple platforms including PCs, iOS and Android. Such multi-platform approach allows us to attract a broad base of users with diverse entertainment preferences.
•	Highly Engaged and Interactive Community – We build our brand and retain our users by promoting frequent interactions between users. Our content is highly dynamic, as our users are able to interact with each other which in turn bolsters their overall entertainment and the social experience offered by our platform.
•	Strong Research and Development – We believe the key to success in the AR interactive toy market is research and development. As such, we invest substantially in the research and development of AR technologies. We maintain two high quality research and development teams, responsible for hardware and software design.
•	Superior Intellectual Property – The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies.

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•	Variety of Products and Comprehensive Business Model - We currently offer four primary product lines, each of which extends to several derivative products and mobile games and targets a large span of customers. We have created numerous original products that are well known and loved by our users such as “AR Need a Spanking”, “AR Racer”, and “AR 3D Magic Box.” We have also obtained the usage rights to various internationally well-known intellectual property designs. Using our expertise in AR technology, we are able to develop a variety of products that cater to the rapidly changing AR interactive toy and game market. We believe that our comprehensive business model, integrating research and development of AR technologies, original content and appearance design, and promotion and sales of AR interactive toys through various channels, including e-commerce, distributors and our newly launched experience stores, encourages our sustained growth in the marketplace.
•	Strong Sales and Marketing Distribution - Our sales and marketing team is experienced and has fostered successful, long-term relationships with our partnered distributors. We promote our brand through a series of marketing and public relationship activities, including traditional marketing means, including internet, outdoor displays, and events such as hosting a national gaming competition, the National AR Racer Championship 2017.
•	Experienced Management Team – Our management team consists of seasoned executives with several years of experience in broad management roles. We foster and encourage a highly committed management team that includes employees specialized in AR technology and equipment, as well as sales and marketing. Our management team also has a defined vision of the market and a directive growth strategy. Their global professional experience continues to propel us to the forefront of the AR interactive toy industry in China and set us apart from our peers. Our team’s collective experience and strong execution capabilities enable us to grow successfully, manage our operations, and promote our premium brand.
•	Award Winning and Recognized Brand –In March 2012, we were appointed as vice-chairman of the Animation Game Industry in the Fujian Province. In February 2014, we were approved as a Xiamen Technology-based Medium and Small-Sized Enterprise of 2014. We were named Xiamen Intellectual Property Pilot Enterprise of 2014-2015. In May 2016, Blue Hat Fujian was officially listed on the New Third Board in China. These accolades contribute to our brand recognition.

Our Strategy

Our mission is to provide high quality, cutting edge interactive entertainment products and services to our users and we aspire to become one of the most popular technology-enabled entertainment communities for the young generation in China.

We intend to continue to focus our efforts on our AR interactive toys to combine technology, physical toys and mobile application games to add interactive gameplay to traditional toys. We plan to pursue the following growth strategies to expand our business and further extend our position in the AR interactive toy market in China:

•	Enhance Game Content –As a direct result of our advanced AR technologies, we are, and must continue to be, able to alter game content quickly to adapt to the fast changing market. We also intend to cater our product design towards children’s expressions, interests, creativity, memory, and logic, manipulation and physical coordination abilities. By enhancing game and product content, we hope to both retain existing customers and attract new ones.
•	Substantial Investment in Research and Development – We intend to continue to increase our investment in research and development and improve our research and innovation capacity by implementing a new product development plan to enhance the quality and novelty of our products, maintain and grow our intellectual property portfolio, and design our product appearances with images that are welcomed by children. We also intend to implement a technical innovation plan to increase our market share in the children’s toy market and to emphasize our research and development of (i) unique appearances and structural designs, (ii) technical optimization and (iii) maintenance of user-friendly operations.
•	Increase the Variety of AR Entertainment Products – We intend to devote significant resources to enhancing our current products and developing new products. We plan to expand our product lines on four fronts: (i) over the next two years, we intend to develop two complementary products to AR Racer: AR Plane and AR Tank; (ii) we intend to continue to obtain usage rights to various internationally well-known intellectual property designs from video games, comics and animations, and (iii) we intend to launch two new product lines: Fidolle and Qi.

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•	Enhance Sales and Marketing – In September 2018, we opened our first physical experience store in Xiamen, China. We plan to open two additional stores in Xiamen in the first quarter of 2019. We also intend to open or franchise 50 to 100 additional stores in 2019 to increase our physical presence in China and strengthen our brand recognition. In the next 3 years, we plan to open or franchise approximately 500 science and experience stores across China. Our strategy is to initially capture the market in China’s first tier, or largest, cities, where consumers typically have the strongest purchasing power, and then expand to other cities. We also plan to expand our e-commerce sales team from 8 to 15 members by 2019, and to operate flagship e-commerce stores via large online retailers, such as Taobao.com and JD.com, to further penetrate the market. We expect e-commerce stores to synergize with physical experience stores. If consumers do not purchase our products in-store immediately after playing with our products in the experience store, they can easily place orders at home through e-commerce stores.

To implement our growth strategy, we intend to hire talented personnel to enrich our management team and strengthen our business.

Sales and Marketing

Our marketing operations consist of a planning department, a sales department, an e-commerce department and a product department. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television, thus increasing our brand awareness.

We have an experienced sales team with more than 35 staff members, many of which several years of sales experience. Currently, our sales are primarily derived from developed regions in China such as Jiangsu and Zhejiang. We intend to expand into more diverse regions of China in an effort to increase our market share. Currently, we have four subsidiaries located in Chongqing, Hunan, Fujian and Shenyang, responsible for sales and marketing.

We intend to continue building our salesforce and enhancing our sales power. We plan to penetrate the market further through our physical presence in stores and our e-commerce platforms. We also plan to establish flexible and diversified sales channels. For sales in China, we plan to continue to use distributors and our sales team will engage e-commerce channels. We also intend to continue to partner with provincial Chinese distributors to expand both our online and offline sales channels and to further infiltrate sales regions.

We believe that the key factors influencing our sales patterns are as follows:

•	Consumer Groups – We believe that China’s extensive population base demonstrates the market potential in China. We believe that demand for AR interactive toys will continue to expand as China’s population continues to grow.
•	Consumption Patterns and Consumption Habits – We believe that the development and increasing popularity of mobile payment systems and applications, internet and e-commerce shopping, along with the rapid growth of the Chinese social economy have greatly impacted the consumption patterns of Chinese society. Increased consumption habits of the general public allow for significant growth of AR products as people are more likely to spend money on entertainment, particularly entertainment that operates on the same wireless technology platforms as their computers and mobile devices, such as our products.
•	Seasonal Factors – The majority of our sales typically occur in the second half of the year during traditional Chinese holidays due to promotional activities and increased sales that typically accompany holiday shopping.

Our long-term branding development plan centers around brand recognition and increasing our brand awareness through the use of branding strategies such as market surveys, series designs and after-sales investigations. Our goal is to obtain a thorough understanding of user preferences and purchasing trends in order to increase confidence in our product quality, heighten brand loyalty, and increase the overall value of our brand. We intend to alter our product designs to meet consumers’ needs and adjust to market changes accordingly.

As described above, we are in the process of expanding our brand to physical experience stores in order to engage consumers, create user loyalty and introduce new users to our products. We are leveraging our experience and insight into traditional toy and gaming industries and our strength and superiority in AR technologies to build experience stores that provide customers with a variety of AR interactive activities, as well as a location to purchase AR interactive toys.

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Product Quality

We emphasize the importance of quality and safety in our products throughout our product life cycle. During the product development stage, our specialized quality control engineers submit sample products for inspection before the products leave our on-site studio. Each product design also undergoes stringent tests for sample confirmation and material selection before any orders are placed with suppliers. All product changes are repeatedly tested repeatedly and fully verified before production is altered accordingly.

Our manufacturers are selected based on their productivity and are then evaluated based on our production requirements, including management needs, technical skills, file management, quality control, and company size. After a supplier is examined and confirmed by each of our relevant departments, it will be included in our supplier directory. We also conduct field assessments of our long-term suppliers from time to time.

Our products also undergo a series of quality inspections throughout the manufacturing process, including material confirmation, initial workpiece inspection, process inspection and delivery inspection. All of our products currently comply with China 3C standards, China’s toy industry safety standards, as revised on January 1, 2016 by GB6675-2003 National Toy’s Safety Technical Specifications, and the American Society for Testing and Materials standards.

Intellectual Property

The core of our business is our proprietary technology. As a result, we strive to maintain a robust intellectual property portfolio. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark, and copyright protection for our proprietary technologies. As of October 31, 2018, we have 158 authorized patents, and 37 patents in various stages of the patent application process. We also currently have 645 copyrights of art work, 25 software copyrights and 54 registered trademarks.

Research and Development

We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 49 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 28 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 21 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

Our research and development process for a new or enhanced product typically starts with our research and development team brainstorming with our marketing and sales team to create new ideas and designs containing popular elements. Our marketing and sales team will gather information about the market demand from distributors through exhibitions that they attend. Our marketing and sales team and our research and development team will hold meetings to discuss and summarize the information and determine which potential products they expect to be popular among existing and new customers. Our research and development team will then determine the feasibility of the proposed new products. From time to time, our research and development team will generate ideas for new products from a technological perspective and communicate such ideas with the marketing and sales team. These ideas are then presented to our senior management team for approval. If the proposal is approved by senior management, the company will officially establish the project of developing the new product.

Our standard research and development cycle per product is approximately eight months. Initial product development usually takes two to three months in order to produce quality product samples. For product samples put into production, it usually takes an additional four to eight months for further development and design.

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Our research and development department is currently focusing on the further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology. We have invested, and will continue to invest, substantial resources in our research and development activities, including technology and game development.

Competition

Our business is characterized by innovation, rapid change and disruptive technology. We compete with AR interactive toy companies located around the world, and we may also face competition from new and emerging companies, including new competitors from the PRC. We consider our principal competitors to be those companies that provide educational AR game products to the market, including Shanghai Putao Technology Co., Ltd. and Sphero, Inc. We also compete with Nintendo of America Inc.’s amiibo product line.

Compared to our company, our current and potential competitors may have:

•	better established credibility and market reputations, longer operating histories, and broader product offerings;
•	significantly greater financial, technical, marketing and other resources, which may allow them to pursue design, development, manufacturing, sales, marketing, distribution and service support of their products;
•	more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands; and
•	multiple product offerings, which may enable them to offer bundled discounts for customers purchasing multiple products or other incentives that we cannot match or offer.

The principal competitive factors in our market include:

•	brand recognition and reputation;
•	ability to build customer loyalty, retain existing users and attract new users;
•	continually-evolving innovation and research and development; and
•	the performance and reliability of products and platforms.

We believe we compete favorably with respect to the factors described above.

Facilities

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China, where we lease 15,336 square feet of office space. We lease this space under a lease that terminates on January 9, 2022. We also lease 2,314 square feet of office space located at Room 402, Floor 4, Industrial Design Center, Cross-Straight Longshan Culture Creative Industry Park, No. 84 South Longshan Road, Siming District, Xiamen, China under a lease that terminates on January 5, 2020. In addition, we lease 23,343 square feet of factory space located at Building 3, Dong Wai Yi Road, East Industrial Park, Datong Road, Tongan District, Xiamen, China under a lease that terminates on December 19, 2022. In addition, we lease 5,166 square feet of office space located at Room 713-723, Floor 7, Building #34, District C, Fuzhou Software Park, No. 89 Software Avenue, Tong Pan Road, Fuzhou, China under a lease that terminates on July 24, 2019.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Employees

As of October 31, 2018, we had 103 full-time employees.

We have also engaged subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

On February 11, 2015, Fujian Xin Wei Electronic Industry Co., Ltd. filed a lawsuit in Putian Intermediate People’s Court against Blue Hat Fujian on a sales contract dispute of which the subject matter amount is RMB 3,643,385 ($530,487). On April 7, 2015, Blue Hat Fujian submitted a Civil Pleading. On July 20, 2015, Putian Intermediate People’s Court issued a Civil Ruling Letter ([2015] Pu Min Chu Zi No.274), which granted the withdrawal of lawsuit of Fujian Xin Wei Electronic Industry Co., Ltd.

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On August 12, 2015, Fujian Xin Wei Electronic Industry Co., Ltd. filed a lawsuit in Putian Hanjiang District People’s Court against Blue Hat Fujian on the aforesaid dispute, claiming compensation from Blue Hat Fujian for an economic loss of RMB 1,548,560 ($225,475). On August 31, 2015, Blue Hat Fujian filed a counter-claim in Putian Hanjiang District People’s Court, claiming continued performance of the contract involved and a default fine from the Plaintiff.

On February 4, 2016, Putian Hanjiang District People’s Court issued a Civil Judgement ([2015] Han Min Chu Zi No.2566), which (1) ruled that the notice of terminating purchase contract issued by the Plaintiff Fujian Xin Wei Electronic Industry Co., Ltd. to Blue Hat Fujian shall take effect; (2) rejected other claims of the Fujian Xin Wei Electronic Industry Co., Ltd.; (3) rejected claims of Blue Hat Fujian; (4) stated that the case acceptance fee of claim of RMB 18,737 ($2,728) shall be borne by Fujian Xin Wei Electronic Industry Co., Ltd., and the case acceptance fee of counter-claim of RMB 9,150 ($1,332) shall be borne by Blue Hat Fujian.

Fujian Xin Wei Electronic Industry Co., Ltd. and Blue Hat both filed appeals with the Civil Judgement ([2015] Han Min Chu Zi No.2566) issued by Putian Hanjiang District People’s Court. On September 2, 2016, Fujian Putian Intermediate People’s Court issued a Civil Ruling Letter ([2016] Min 03 Min Zhong No.1067), which: (1) revoked the Civil Judgement ([2015] Han Min Chu Zi No.2566) issued by Putian Hanjiang District People’s Court; (2) and remanded the case to Putian Hanjiang District People’s Court for re-trial.

On May 8, 2018, Putian Hanjiang District People’s Court issued a Civil Judgement ([2016] Min 0303 Min Chu No.3621), (a) declaring as effective, the notice of termination of purchase contract issued by Fujian Xin Wei Electronic Industry Co., Ltd. to Blue Hat Fujian and that three purchase contracts and relevant supplemental agreements will be terminated as of January 14, 2015; (b) ordering Blue Hat Fujian to compensate Fujian Xin Wei Electronic Industry Co., Ltd. for its financial loss in the amount of RMB 967,727 ($140,904), to be paid within 5 days of the effective date of the judgement; (c) reject other claims of Fujian Xin Wei Electronic Industry Co., Ltd.; and (d) rejecting claims made by Blue Hat Fujian. The total case acceptance fee was RMB 18,737 ($2,728), RMB 4,769 ($694) of which to be paid by Fujian Xin Wei Electronic Industry Co., Ltd., and RMB 13,969 ($2,034) of which to be paid by Blue Hat Fujian. Blue Hat Fujian will also pay the property preservation measures fee of RMB 5,000 ($728).

Blue Hat Fujian has filed appeals to Fujian Putian Intermediate People’s Court, and the case is pending.

As of September 30, 2018, we accrued a loss of approximately $156,000 based on available information and management’s best estimates.

Other than the above mentioned dispute, we are not currently a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time, we may be involved in legal proceedings or be subject to claims arising out of our operations. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

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REGULATION

The following sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China, "domain name" shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. And the principle of "first come, first serve" is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Legal Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

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The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People's Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

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Legal Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such Non-resident Enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two Non-resident Enterprises occurring outside China, the Non-resident Enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant Non-resident Enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with Circular 698 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under Circular 698 and/or SAT Bulletin 7.

Business Tax

According to the Provisional Regulations on Business Tax, which was amended on November 10, 2008, and became effective on January 1, 2009, and the Detailed Implementing Rules on the Temporary Regulations on Business Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, business tax is imposed on income derived from the furnishing of specified services and transferring of immovable property or intangible property at rates ranging from 3 percent to 20 percent, depending on the activity.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was amended on November 10, 2008, and February 6, 2016, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

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Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the State began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise's registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

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PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC "resident's name" and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

On January 11, 2017, the People's Bank of China promulgated the Circular of the People's Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financings. Under such mechanism, a company may carry out cross-border financings in Renminbi or foreign currencies at their own discretion. The total cross-border financings of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

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In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, foreign-invested enterprises may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for foreign-invested enterprises will be determined by the People's Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The latest version of the Catalog became effective from July 28, 2017. The Catalog divides industries into three categories in terms of foreign investment: “encouraged”, “restricted” and “prohibited.” The purpose of the Catalog is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a wholly foreign owned enterprise. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a wholly foreign owned enterprise if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005 and December 28, 2013, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests (the “Consumer Rights Protection Law”) promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and revised on August 27, 2009 and October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Contract Law

All of our contracts are subject to the PRC contract law. Under PRC contract law, a natural person, legal person or other legally established organization shall have full capacity of civil right and civil conduct while entering into a contact. Except as otherwise required by other laws and regulations, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are stipulated by PRC contract law. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC laws.

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Product Quality Law

Pursuant to Product Quality Law of the PRC, promulgated on September 1, 1993 and amended in 2000 and 2009 respectively, producing or selling products that do not meet the standards or requirements for safeguarding human health or that constitute unreasonable threats to the safety of human life or property is prohibited. Where a defective product causes physical injury to a person or damage to his/her property, the injured party may claim compensation against the manufacturer or the distributor of such product.

Where any person produces or sells products that do not comply with the relevant national or industrial standards for safeguarding human health or constitute unreasonable threats to the safety of human life or property, the relevant authority will order the specific manufacturer or distributor to suspend the production or sale of defective products, confiscate the products produced or for sale, and impose a fine in an amount of up to three times the value of the defective products. Where illegal earnings were made or were involved, the relevant earnings will be confiscated accordingly. If the breach of regulation is serious, the business license of the relevant manufacturer and distributor may be revoked. If the relevant activities constitute a crime, the offender may be prosecuted.

PRC Laws and Regulations Relating to Advertising Business

The State Administration for Industry and Commerce (“SAI”) is the primary governmental authority regulating advertising activities in China. The Advertisement Law of the PRC, effective as of September 1, 2015, the Administrative Regulations for Advertising, effective as of December 1, 1987, and the Administrative Provisions on Registration of Publishing of Advertisements, effective as of December 1, 2016 are the relevant regulations that apply to advertising businesses.

According to the above laws, regulations and rules, a company engaged in advertising activities must obtain, from the SAIC or its local branches, a business license that specifically includes operating an advertising business in its business scope. Failure to do so may lead to orders to rectify, fines and other penalties. An enterprise engaging in advertising not need to apply for registration of releasing advertisement, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or regulations. A radio station, television station, newspaper, magazine publisher or any other entity otherwise specified in the relevant laws or regulations may be subject to penalties, including fines, confiscation of advertising income and orders to rectify if it conducts advertising releasing activities without completing the required registration. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. Foreign investors are permitted to own all equity interests in PRC advertising companies.

Regulations on Toy Recall System

Pursuant to Article 3 of the Regulations on the Administration of Recall of Children's Toys (Order No. 101 of the State Administration of Quality Supervision, Inspection and Quarantine), the term "children's toys" refers to products processed, sold, and designed or intended for children under 14 years of age to play. “Defects” referred to in the Regulations on the Administration of Recall of Children's Toys refer to unreasonable dangers that are common in certain batches, models or categories of children's toys and that endanger children's health and safety due to design, production, instructions and other reasons. The term “recall” in the Regulations on the Administration of Recall of Children's Toys refers to a situation in which manufacturers and distributors must recall defective toys in accordance with prescribed procedures and requirements. The producer or the sellers organized by the producer can effectively prevent and eliminate the damage caused by defects by supplementing or amending the consumption instructions, returning goods, changing goods, repairing goods, and so on.

Article 12 of the Regulations on the Administration of Recall of Children's Toys stipulates that producers shall strengthen the management of information concerning the design of children's toys, the purchase of raw materials, the production and sale of toys and the labeling of products, as well as consumer complaints, product injury accidents, product injury disputes and recalls of products abroad, and establish and improve relevant information archives. Article 13 of the Regulations on the Administration of Recall of Children's Toys stipulates that sellers shall strengthen the management of children's toys, information management such as purchasing and sales, and proper preservation of consumer complaints, product injury accidents, product injury disputes and other information files.

Article 14 of the Regulations on the Administration of Recall of Children's Toys states that where the producer is aware that the children’s toy provided by him may be defective, the defect investigation shall be commence immediately to confirm whether there is a defect.

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Article 19 of the Regulations on the Administration of Recall of Children's Toys states that where a defect in a children’s toy is confirmed by investigation, a risk assessment shall be made on the basis of the possibility, extent and scope of the damage to the child's health and safety caused by the defect in the child's toy, and a recall shall be carried out according to the result of the risk assessment.

Children's Toy Recall Information and Risk Assessment Management Method

Children's Toy Recall Information and Risk Assessment Management Method was formulated pursuant to the provisions of the Administrative Provisions on the Recall of Children's Toys, promulgated and enforced as of January 31, 2008. This method is formulated for the purposes of scientifically and orderly managing the defect investigation and risk assessment of children’s toys. The Defective Products Management Center of State Administration of Quality Supervision, Inspection and Quarantine is in charge of the routine management of children’s toys recall, and mainly assists the State Administration of Quality Supervision, Inspection and Quarantine to establish and maintain information system for recall management, to organize expert database, to select testing and experimental institution, organizing defect investigation and risk assessment, etc. In the event of children’s toys recall, its basic information, consumers' complaints, injury accidents, injury disputes and overseas recalls of its products, etc. shall be filed with the local quality supervision department by manufacturer in writing or electronically.

Law of the People's Republic of China on Import and Export Commodity Inspection

Law on Import and Export Commodity Inspection became effective on August 1, 1989 for the first time, and was later revised and enforced on April 27, 2018. Law on Import and Export Commodity Inspection is the legal basis for inspection and supervision of import and export commodities. This law is formulated for the purposes of improving and regulating the inspection of import and export commodities, guaranteeing the quality of commodities, promoting the smooth development of China's economic and trade relations with other countries. This law highlights the emphasis of inspection of import and export commodities, stipulates that commodity inspection agencies shall conduct compulsory inspection to import and export commodities which are listed in the Catalogue or required by other laws and regulations.

Law on Import and Export Commodity Inspection stipulates that import commodities subject to statutory inspection that have not been inspected must not be sold or used; export commodities subject to statutory inspection that have failed to pass the inspection must not be exported; packaging containers for dangerous export commodities shall apply for a test of the performance and use of such packaging containers, and no permission shall be granted for the export of dangerous commodities kept in packaging containers which have not passed the test. This Law applies to the management of 11 categories of import and export toy products, including soft toy, bamboo toy, plastic toy, ride-on toy, toy car, electric toy, paper toy, stationery like toy, soft modelling toy, ejecting toy and metal toy.

Implementation Regulations for the Law of the People’s Republic of China on Import and Export Commodity Inspection

Implementation Regulations for the Law of the People’s Republic of China on Import and Export Commodity Inspection was formulated pursuant to the provisions of the Law of the People's Republic of China on Import and Export Commodity Inspection, adopted at the 101st executive meeting of the State Council on August 10, 2005 and effective as of December 1, 2005, later revised and enforced on March 1, 2017.

This regulation applies to the management of 11 categories of import and export toy products, including soft toy, bamboo toy, plastic toy, ride-on toy, toy car, electric toy, paper toy, stationery like toy, soft modelling toy, ejecting toy and metal toy.

Standardization Law of the People’s Republic of China

Standardization Law of the People’s Republic of China was passed by the fifth session of the Standing Committee of the Seventh National People's Congress on December 29, 1988, and revised on November 4, 2017. This law is formulated for the purposes of developing socialist commodity economy, promoting scientific and technological advancement, improving the quality of products, adapting standardization work to the need for socialist modernization and external economic relationship development. This law applies to industrial product including toy product.

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Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of November 1, 2007, and was later revised on February 6, 2016. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC.

Administrative Regulations on Compulsory Product Certification

Administrative Regulations on Compulsory Product Certification was formulated pursuant to the provisions of the Regulations of the People’s Republic of China on Certification and Accreditation and other laws, regulations and relevant provisions of the State, was adopted by the General Administration of Quality Supervision, Inspection and Quarantine on May 26, 2009 and became effective as of September 1, 2009. For products that are subject to compulsory product certification, the State will unify the product catalogue (hereinafter referred to as catalogue), the compulsory requirements, standards and conformity assessment procedures for technical specifications, the certification marks. The particular products specified by the State may not be delivered, sold, imported or used in other business activities until they are certified and labeled with a certification mark. The product catalogue includes manufactured toy product.

GB 6675-2014

To guarantee the safety and quality of children’s toy, protect children’s health and safety, the Standardization Administration of the People's Republic of China has revised GB 6675-2003 National Safety Technical Code for Toys and documented to GB 6675-2014 Safety of Toys National Standard 1-4 Parts, which were enforced as of January 1, 2016.

Four Mandatory National Standards are Part 1 of Safety of Toys: Basic Norm, Part 2 of Safety of Toys: Mechanical and Physical Properties, Part 3 of Safety of Toys: Flammability and <Part 4 of Safety of Toys: Migration of Specific Elements.

Since the date of enforcement, all toy products enter into Chinese mainland market shall meet the requirement of new Mandatory National Standards, and the old GB 6675-2003 National Safety Technical Code for Toys was invalidated with the enforcement of new Mandatory National Standards.

Measures for the Inspection, Supervision and Administration of Import and Export Toys

Measures for the Inspection, Supervision and Administration of Import and Export Toys was promulgated by the State Administration of Quality Supervision, Inspection and Quarantine On March 2, 2009 and effective as of September 15, 2009, which formulates the entry conditions of import and export toys, the inspection of import and export toys, the registration of export toys, the supervision and legal liability of import and export toys. This measure applies to the enterprises engaged in the production and trade of import and export toys and the inspection and quarantine institutions. This measure is formulated for the purposes of regulating the inspection and supervision of import and export toys, strengthening the administration of import and export toys and protecting the human health and safety of consumers.

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MANAGEMENT

Director, Director Nominees and Executive Officers

The following table sets forth information regarding our director, director nominees and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our director, director nominees and executive officers is that of our principal executive offices at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China.

Name	Age	Position
Xiaodong Chen	50	Director
Caifan He	46	Director Nominee
Jianyong Cai	56	Director Nominee

Xiaodong Chen has served as director of Blue Hat Cayman since its incorporation in June 2018 and as the chairman of the board of directors and general manager of Blue Hat Fujian since August 2015. From July 1987 to November 1989, Mr. Chen served as an office worker of the Inspection Department of Fuzhou Second People's Hospital. From December 1989 to June 1995, Mr. Chen served as the manager of Fuzhou Liming Footwear Co., Ltd. From December 1996 to January 2002, Mr. Chen served as a manager of Fuzhou Changdong Trading Co. Ltd. From February 2002 to January 2008, Mr. Chen served as general manager of Huanyu International Co. Ltd. From March 2008 to March 2015, Mr. Chen served as the general manager of Guangzhou Taihao Trading Co., Ltd. From January 2010 to March 2013, Mr. Chen served as the chairman and general manager of Xiamen Blue Hat Culture Communication Ltd.. Mr. Chen received his EMBA from Renmin University of China. We believe Mr. Chen’s extensive business experience qualifies him to serve on our board of directors.

Caifan He has agreed to serve as a member of our board of directors prior to the closing of this offering. Mr. He has served as a director, deputy general manager and financial controller of Blue Hat Fujian since August 2015. Mr. He served as a middle school teacher in Cangchang Village from July 1994 to December 1996, Anhua County. From January 1997 to January 2000, Mr. He served as the accountant, accounting supervisor and account manager of Guangzhou Changdong Industrial Co., Ltd. From February 2000 to March 2008, Mr. He served as the finance manager and financial director of Guangzhou Tiandixing Telecommunications Co., Ltd. From March 2008 to January 2012, Mr. He served as the finance manager of Guangzhou Taihao Trading Co., Ltd. From January 2012 to March 2013, Mr. He served as the financial director of Xiamen Blue Hat Culture Communication Ltd.

Jianyong Cai has agreed to serve as a member of our board of directors prior to the closing of this offering. Mr. Cai has served as a director, deputy general manager and chief engineer of Blue Hat Fujian since January2010. Mr. Cai taught in the School of Optoelectronics and Information Engineering of Fujian Normal University from August 1983 to June 2002. Since July 2002, Mr. Cai has served as an associate professor at the School of Optoelectronics and Information Engineering at Fujian Normal University, where he mainly works on Data Communication Principles, Communication Network Foundation, Software Engineering and other undergraduate courses as well as Communication Network Theory and Technology, Computer Network Architecture and other postgraduate courses.

We intend to appoint a principal executive officer and a principal financial and accounting officer prior to the effective date of the registration statement of which this prospectus is a part.

Board of Directors

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

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Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of one director. Prior to completion of this offering, we intend to expand our board of directors.

Committees of our Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee. Prior to the completion of this offering, the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of the rules of Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics, which will be applicable to all of our directors, executive officers and employees.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

  Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.
  Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.
  Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.
  Exemption from the requirement that our board have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.
  Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board's independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq's Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Cayman Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation of Director and Executive Officers

For the year ended December 31, 2017, we paid an aggregate of approximately RMB 694,900 (US$101,179) in cash to our director and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our executive officers or directors during the fiscal year ended December 31, 2017.

Incentive Compensation

The Company does not maintain any cash incentive or bonus programs.

2017 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation earned by our sole director and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2017.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	RMB 694,900 ($101,179)	-	RMB 694,900 ($101,179)

During the year ended December 31, 2017, Caifan He, our director nominee, earned RMB 489,000 ($71,200) for his service as director, deputy general manager and financial controller of Blue Hat Fujian.

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Employees

As of October 31, 2018, we had 103 full-time employees.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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RELATED PARTY TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

As of September 30, 2018, December 31, 2017 and December 31, 2016, we owed $31,894, $33,654 and $6,048, respectively, to Xiaodong Chen, our sole director and a shareholder of Fujian Blue Hat, as a result of a lease payable. These amounts are included in the consolidated financial statements as related party payables. See Note 9 to the consolidated financial statements included elsewhere in this prospectus.

Xiaodong Chen, our sole director and a shareholder of Fujian Blue Hat, and Juanjuan Cai, a director and shareholder of Fujian Blue Hat, were the guarantors of our short-term loans. See Note 10 to the consolidated financial statements included elsewhere in this prospectus.

Contractual Arrangements with our VIE and its Shareholders

See “Corporate History and Structure—Contractual Arrangements.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to create an audit committee in connection with this offering which is expected to be tasked with review and approval of all related party transactions.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;
•	each of our directors, director nominees and executive officers; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this prospectus. Percentage ownership calculations are based on 33,000,000 ordinary shares outstanding as of the date of this prospectus.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, director nominees, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China, and our telephone number is 86-592-228-0081.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	39.66%
Prosper Hat Limited(2)	6,373,227	19.31%
Shaohong Holding Limited(3)	2,232,659	6.77%
Directors, Director Nominees and Executive Officers:
Xiaodong Chen(4)	13,089,153	39.66%
Caifan He	1,004,950	3.05%
Jianyong Cai	-	-
All current directors, director nominees and executive officers as a group (3 persons)	14,094,103	42.71%

*Less than 1%

(1) The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,VG1110, British Virgin Islands. Xiaodong Chen, our sole director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2) The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited.

(3) The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola,VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited.

(4) Represents the 13,089,153 ordinary shares held by Victory Hat Limited

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DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•	Memorandum and Articles of Association;

•	The Companies Law (2018 Revision) (as amended) of the Caymans Islands, which is referred to as the Companies Law below; and

•	Common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is 50,000,000 ordinary shares with a par value of $0.001 per ordinary share. As of the date of this prospectus, there are 33,000,000 ordinary shares issued and outstanding.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. We will include summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of incorporation Bylaws	Certificate of incorporation Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

•    a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•   a duty not to personally profit from opportunities that arise from the office of director;

•   a duty of trusteeship of the company’s assets;

•   a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

•   a duty to exercise powers for the purpose for which such powers were conferred.

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A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Law of the Cayman Islands does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director's liability to the extent that the liability is a consequence of the director committing a crime or of the director's own fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

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Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Law of the Cayman Islands defines "special resolutions" only. A company's memorandum and articles of association can therefore tailor the definition of "ordinary resolutions" as a whole, or with respect to specific provisions.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.
Directors' Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

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Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Cayman Islands Companies Law provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a "consolidation" and a "merger." In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

• the statutory provisions as to the required majority vote have been met;

• the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

• the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

• the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

• a company acts or proposes to act illegally or ultra vires;

• the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

• those who control the company are perpetrating a "fraud on the minority.

Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the register of mortgages or charges) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

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Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Listing

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “BHIE”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our ordinary shares is . The transfer agent and registrar’s address is .

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we intend to apply for approval to have our ordinary shares listed on the Nasdaq Capital Market, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have outstanding ordinary shares, assuming no exercise of the underwriters' over-allotment option. Of that amount, ordinary shares will be publicly held by investors participating in this offering, and ordinary shares will be held by our existing shareholders, who may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

  the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;
  we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and
  we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

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  1% of the number of ordinary shares then outstanding, which will equal approximately                shares immediately after the closing of this offering based on the number of ordinary shares outstanding as of September 30, 2018; or
  the average weekly trading volume of our ordinary shares in the form of ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, director nominees, executive officers and other holders of an aggregate of approximately of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, ordinary shares or such other securities for a period of 12 months after the date of this prospectus, without the prior written consent of ViewTrade Securities, Inc. See “Underwriting.”

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MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares pursuant to this offering and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares or ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares or ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we expect to be a PFIC for our current taxable year. Because our income for the next several taxable years is expected to consist principally of interest from cash and cash equivalents received in this offering, we believe that we likely will be a PFIC under the PFIC income test in future taxable years as well. In part, because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets after this offering may be based in part on the value of our ordinary shares or ordinary shares, which may fluctuate considerably, we believe we may also be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares or ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares or ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares or ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares or ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares or ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares or ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares or ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares or ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares or ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares or ordinary shares.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ordinary shares or ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands' taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ordinary shares or ordinary shares. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares or ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or “QEF”, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares or ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares or ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares or ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder's income on the date of the depositary's receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

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Sale, Exchange or Other Disposition of Our Ordinary Shares or ordinary shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares or ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares or ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares or ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares or ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR Ordinary shares IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Cayman Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares or ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, we intend to apply for an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ordinary shares or ordinary shares, debentures or other obligations of ours.

PRC

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom ViewTrade Securities, Inc. is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
ViewTrade Securities, Inc.
[●]
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [●] additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Commissions and Expenses

The underwriting discounts and commissions are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [●] ordinary shares.

	Per Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

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We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our ordinary shares.

We have agreed to reimburse the representative up to a maximum of $253,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid an expense deposit of $35,000 to the representative, within three days of the execution of the letter of intent between us and the representative, and will pay an additional $35,000 upon receipt of the SEC’s first comments to this prospectus, for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including, and up $175,000: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. In addition, we have agreed to pay the costs associated with “tombstone” advertisements, not to exceed $8,000.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $[●], including a maximum aggregate reimbursement of $253,000 of representative’s accountable expenses.

In addition, we agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the representative. If, prior to the 12 month period following the effective date of the our letter of intent with the representative, we (i) do not complete the offering and listing of the securities on a national securities exchange and enter into discussions regarding a letter of intent or similar agreement with a third party broker-dealer and enter into a new engagement letter, and/or (ii) effect a private and/or public offering of the securities with another broker-dealer or any other person without the written consent of the representative, we will be liable to the representative for the accountable expenses of $175,000; provided, however, that such fees shall not apply if and to the extent the representative has advised us of the representative’s inability or unwillingness to proceed with this offering.

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “BHIE ”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

For a period of one year from the effective date of this prospectus, the representative shall have the right to send a representative to observe each meeting of our board of directors; provided, that (i) such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the Representative and its counsel; (ii) upon written notice to the representative, we may exclude such representative from meetings where, upon the written opinion of our counsel, such representative’s presence would compromise an attorney-client privilege.

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Underwriters’ Warrants

In addition, we have agreed to issue warrants to the representative of the underwriters to purchase a number of ordinary shares equal to 10% of the total number of ordinary shares sold in this offering, including the additional shares that the underwriters may purchase at their option. Such warrants shall have an exercise price equal to 110% of the offering price of the ordinary shares sold in this offering. The underwriters’ warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the closing of this offering and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The underwriters’ warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the underwriter warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriter warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the ordinary shares issuable upon exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, the Company will set up an escrow account with a third-party escrow agent in the United States and will fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a 24 month period following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. The Company will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors, director nominees, and principal shareholders (5% or more shareholders, provided that the representative may in its discretion require a lower percentage threshold) have agreed to a twelve (12) month “lock-up” period from the effective date of the registration statement of which this prospectus forms a part with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve (12) months following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

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No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

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Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

113

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ordinary shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	US$ *
The Nasdaq Capital Market listing fee	*
FINRA filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fee and expenses	*
Miscellaneous	*
Total	*

* To be completed by amendment.

114

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. The validity of our shares underlying our ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Campbells. Certain legal matters as to PRC law will be passed upon for us by Beijing Dentons Law Offices, LLP. The underwriters are being represented by Hunter Taubman Fischer & Li LLC in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2017 and 2016 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Friedman LLP is 1700 Broadway, New York, New York 10019.

115

ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Capitol Corporate Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by Campbells, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by Campbells that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that: (a) the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process, (b) the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations, (c) the judgment was final and conclusive and for a liquidated sum, (d) the judgment was not obtained by fraud (e) the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

PRC

We have been advised by Dentons, our counsel as to PRC law, that the United States and the PRC do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the PRC. This uncertainty relates to whether such a judgment would be determined by the courts of the PRC to be penal or punitive in nature.

116

We have also been advised by Dentons that, according to Civil Procedural Law of the People’s Republic of China, where a judgment or ruling made by a foreign court which has come into legal effect requires ratification and enforcement by a People's Court of the People's Republic of China, the parties concerned may submit an application directly to an intermediate People's Court of the People's Republic of China which has jurisdiction for ratification and enforcement, or the foreign court may, pursuant to the provisions of the international treaty concluded or participated by the country and the People's Republic of China or in accordance with the principle of reciprocity, request for ratification and enforcement by the People's Court. For a judgment or ruling made by a foreign court which has come into legal effect for which ratification and enforcement is applied or requested, where a People's Court concludes, upon examination pursuant to the international treaty concluded or participated by the People's Republic of China or in accordance with the principle of reciprocity, that the basic principle of the laws of the People's Republic of China or the sovereignty, security or public interest of the State is not violated, the People's Court shall rule on ratification of the validity; where there is a need for enforcement, an enforcement order shall be issued and enforced pursuant to the relevant provisions of this Law. Where the People's Court deemed that the basic principle of the laws of the People's Republic of China or the sovereignty, security or public interest of the State is violated, the judgment or ruling made by the foreign court shall not be ratified and enforced.

117

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at http://www.bluehatgroup.net. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

118

Blue Hat Interactive Entertainment Technology

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

November 19, 2018

F-2

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,794,477	$2,370,283	$484,480
Restricted cash	—	—	471,446
Short-term investments	2,330,142	17,390,432	2,879,863
Accounts receivable, net	9,086,798	6,348,249	3,784,385
Other receivables, net	239,681	233,883	151,537
Inventories	221,184	598,199	898,009
Prepayments, net	1,922,237	2,302,595	1,740,029
Total current assets	25,594,519	29,243,641	10,409,749

PROPERTY AND EQUIPMENT, NET	225,605	278,894	29,940

OTHER ASSETS
Prepayments	10,186	14,779	—
Intangible assets, net	4,367,681	4,002,687	2,024,247
Long-term investments	1,754,888	7,684	—
Deferred tax assets	30,552	34,492	18,277
Total other assets	6,163,307	4,059,642	2,042,524

Total assets	$31,983,431	$33,582,177	$12,482,213

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$2,038,874	$3,611,279	$2,051,902
Current maturities of long-term loans - third party	74,839	64,053	—
Accounts payable	1,966,569	5,706,353	2,308,692
Other payables and accrued liabilities	868,732	299,464	318,565
Other payables - related party	31,894	33,654	6,048
Customer deposits	94,154	110,853	85,168
Taxes payable	3,035,127	1,768,731	757,070
Total current liabilities	8,110,189	11,594,387	5,527,445

OTHER LIABILITIES
Long-term loans - third party	111,334	177,027	—
Total other liabilities	111,334	177,027	—

Total liabilities	8,221,523	11,771,414	5,527,445

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 33,000,000 shares issued and outstanding as of September 30, 2018, December 31, 2017 and 2016	33,000	33,000	33,000
Additional paid-in capital	12,831,969	12,831,969	4,059,614
Statutory reserves	1,244,087	913,739	382,870
Retained earnings	10,443,940	7,514,858	2,920,754
Accumulated other comprehensive income (loss)	(791,088)	517,197	(441,470)
Total shareholders' equity	23,761,908	21,810,763	6,954,768

Total liabilities and shareholders' equity	$31,983,431	$33,582,177	$12,482,213

The accompanying notes are an integral part of these consolidated financial statements.

F-3

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
REVENUES	$9,632,860	$6,316,574	$14,144,894	$9,352,650

COST OF REVENUES	3,536,760	2,549,650	5,300,087	4,577,319

GROSS PROFIT	6,096,100	3,766,924	8,844,807	4,775,331

OPERATING EXPENSES:
Selling	578,199	429,661	629,424	310,668
General and administrative	1,708,791	1,042,166	1,915,195	1,487,254
Research and development	175,016	220,897	355,730	159,186
Total operating expenses	2,462,006	1,692,724	2,900,349	1,957,108

INCOME FROM OPERATIONS	3,634,094	2,074,200	5,944,458	2,818,223

OTHER INCOME (EXPENSE)
Interest income	166,224	32,583	161,382	4,799
Interest expense	(112,128)	(132,191)	(183,291)	(130,826)
Other finance expenses	(2,437)	(2,684)	(3,473)	(11,671)
Other income, net	9,002	164,373	161,091	379,450
Total other income, net	60,661	62,081	135,709	241,752

INCOME BEFORE INCOME TAXES	3,694,755	2,136,281	6,080,167	3,059,975

PROVISION FOR INCOME TAXES	435,325	294,540	955,194	485,658

NET INCOME	3,259,430	1,841,741	5,124,973	2,574,317

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,308,285)	438,956	958,667	(364,997)

COMPREHENSIVE INCOME	$1,951,145	$2,280,697	$6,083,640	$2,209,320

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	33,000,000	33,000,000	33,000,000	33,000,000

EARNINGS PER SHARE
Basic and diluted	$0.10	$0.06	$0.16	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

F-4

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF change in shareholders’ equity

	Ordinary shares			Retained earnings
	Shares	Par value	Additional paid-in capital	Statutory reserves	Unrestricted	Accumulated other comprehensive income (loss)	Total
BALANCE, December 31, 2015	33,000,000	$33,000	$1,803,872	$104,420	$624,887	$(76,473)	$2,489,706
Capital contributions	—	—	2,255,742	—	—	—	2,255,742
Net income	—	—	—	—	2,574,317	—	2,574,317
Statutory reserve	—	—	—	278,450	(278,450)	—	—
Foreign currency translation	—	—	—	—	—	(364,997)	(364,997)
BALANCE, December 31, 2016	33,000,000	33,000	4,059,614	382,870	2,920,754	(441,470)	6,954,768
Capital contributions	—	—	8,772,355	—	—	—	8,772,355
Net income	—	—	—	—	5,124,973	—	5,124,973
Statutory reserve	—	—	—	530,869	(530,869)	—	—
Foreign currency translation	—	—	—	—	—	958,667	958,667
BALANCE, December 31, 2017	33,000,000	33,000	12,831,969	913,739	7,514,858	517,197	21,810,763
Net income	—	—	—	—	3,259,430	—	3,259,430
Statutory reserve	—	—	—	330,348	(330,348)	—	—
Foreign currency translation	—	—	—	—	—	(1,308,285)	(1,308,285)
BALANCE, September 30, 2018 (Unaudited)	33,000,000	$33,000	$12,831,969	$1,244,087	$10,443,940	$(791,088)	$23,761,908

The accompanying notes are an integral part of these consolidated financial statements.

F-5

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flows

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,259,430	$1,841,741	$5,124,973	$2,574,317
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	77,254	9,669	14,702	11,985
Amortization of intangible assets	222,133	167,163	193,255	87,766
Provision for doubtful accounts	190,154	63,424	93,348	225,395
Deferred income taxes	2,252	(9,514)	(14,431)	(4,231)
Loss on disposal of equipment	333	—	—	—
Change in operating assets and liabilities
Accounts receivable	(3,427,077)	(1,850,149)	(2,299,311)	(1,185,859)
Other receivables	(19,007)	(401,226)	(73,345)	336,025
Inventories	364,454	319,105	346,821	323,177
Prepayments	228,252	22,461	(385,782)	(1,003,606)
Prepaid expense	49,780	10,101	(71,639)	(7,494)
Accounts payable	(3,627,748)	596,476	3,122,321	186,155
Other payables and accrued liabilities	156,049	(181,573)	(39,412)	163,243
Customer deposits	(11,492)	(50,095)	19,221	(21,180)
Taxes payable	1,432,520	164,755	958,959	588,220
Net cash (used in) provided by operating activities	(1,102,713)	702,338	6,989,680	2,273,913

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(36,865)	(20,023)	(53,737)	(25,738)
Proceeds from disposal of equipment	77	—	—	—
Purchase of intangible assets	(367,028)	(361,514)	(1,967,360)	(1,718,440)
Proceeds from short-term investments	17,348,096	3,549,805	3,574,969	1,057,192
Purchase of short-term investments	(2,430,835)	(611,107)	(17,361,393)	(4,067,381)
Payments on long-term investments	(1,842,276)	—	(7,399)	—
Net cash provided by (used in) investing activities	12,671,169	2,557,161	(15,814,920)	(4,754,367)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	8,772,355	8,772,355	2,255,742
Proceeds from other payables - related party	—	—	26,192	6,321
Repayments of short-term loans - banks	(3,607,790)	(1,799,953)	(2,108,665)	(2,814,527)
Proceeds from short-term loans - banks	2,149,322	3,452,971	3,477,448	2,596,288
Repayments of long-term loans - third party	(44,588)	—	—	—
Net cash (used in) provided by financing activities	(1,503,056)	10,425,373	10,167,330	2,043,824

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(641,206)	378,520	72,267	(69,965)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	9,424,194	14,063,392	1,414,357	(506,595)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	2,370,283	955,926	955,926	1,462,521

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$11,794,477	$15,019,318	$2,370,283	$955,926

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—	$—
Cash paid for interest	$112,128	$132,191	$183,291	$130,826

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:
Equipment acquired through long-term loans - third party	$—	$—	$198,756	$—
Intangible assets acquired through other payable	$460,569	$—	$—	$—

F-6

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Cash and cash equivalents	$11,794,477	$2,370,283	$484,480
Restricted cash	—	—	471,446
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$11,794,477	$2,370,283	$955,926

The accompanying notes are an integral part of these consolidated financial statements.

F-7

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Blue Hat Interactive Entertainment Technology (“Blue Hat Cayman” or the “Company”) is a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Co. Ltd. (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”), a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”), each a PRC company, engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features worldwide.

On January 25, 2018, the Company established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd. (“Blue Hat Chongqing”), a PRC company. Blue Hat Chongqing also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features worldwide. As of September 30, 2018, Blue Hat Chongqing has no operations.

On September 10, 2018, the Company established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Brilliant BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat Cayman are under common control which results in the consolidation of Blue Hat Fujian and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Blue Hat Cayman.

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

F-8

Name	Background	Ownership
Brilliant Hat Limited	• A British Virgin Islands company • Incorporated on June 26, 2018 • A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Co. Ltd.	• A Hong Kong company • Incorporated on June 26, 2018 • A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on July 26, 2018 • Registered capital of $ 736,073 (RMB 5,000,000) • A holding company	100% owned by Blue Hat Interactive Entertainment Technology Co. Ltd.
Fujian Blue Hat Interactive Entertainment Technology Ltd.

•       A PRC limited liability company

•       Incorporated on January 7, 2010

•       Registered capital of $4,697,526 (RMB 31,054,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

VIE of Xiamen Duwei Consulting Management Co., Ltd.
Hunan Engaomei Animation Culture Development Co., Ltd.

•       A PRC limited liability company

•       Incorporated on October 19, 2017

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Shenyang Qimengxing Trading Co., Ltd.

•       A PRC limited liability company

•       Incorporated on July 27, 2017

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Chongqing Lanhui Technology Co. Ltd.

•       A PRC limited liability company

•       Incorporated on January 25, 2018

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Pingxiang Blue Hat Technology Co. Ltd.

•       A PRC limited liability company

•       Incorporated on September 10, 2018

•       Registered capital of $302,540 (RMB 2,000,000)

•       Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property (“IP”) and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

F-9

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders powers of attorney and an irrevocable commitment letter (collectively the “Contractual Arrangements”, which were signed on November 13, 2018).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Blue Hat WFOE and Blue Hat Fujian, Blue Hat WFOE has the exclusive right to provide Blue Hat Fujian with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for Blue Hat Fujian’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on Blue Hat Fujian’s needs. In exchange, Blue Hat WFOE is entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of Blue Hat Fujian. The service fees may be adjusted based on the actual scope of services rendered by Blue Hat WFOE and the operational needs of Blue Hat Fujian.

The exclusive business cooperation agreement remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Call Option Agreements

Pursuant to the call option agreements, among Blue Hat WFOE, Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders jointly and severally grant Blue Hat WFOE an option to purchase their equity interests in Blue Hat Fujian. The purchase price shall be the lowest price then permitted under applicable PRC laws. Blue Hat WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Blue Hat Fujian until it has acquired all equity interests of Blue Hat Fujian, which is irrevocable during the term of the agreements.

The call option agreements remains in effect for 10 years until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, among Blue Hat WFOE, Blue Hat Fujian, and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders pledge all of the equity interests in Blue Hat Fujian to Blue Hat WFOE as collateral to secure the obligations of Blue Hat Fujian under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Blue Hat WFOE unless transferring the equity interests to Blue Hat WFOE or its designated person in accordance to the call option agreements.

The equity pledge agreements shall come into force the date on which the pledged interests is recorded, which is three days after signing of the Agreement on November 13, 2018, under Blue Hat Fujian’s register of shareholders and is registered with competent administration for industry and commerce of Blue Hat Fujian until all of the liabilities and debts to Blue Hat WFOE have been fulfilled completely by Blue Hat Fujian. Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian shall not terminate these agreements in any circumstance for any reason. However, Blue Hat WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

F-10

Shareholders Powers of Attorney (“POAs”)

Pursuant to the shareholders powers of attorney, the shareholders of Blue Hat Fujian give Blue Hat WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Blue Hat Fujian and to exercise all of their rights as shareholders of Blue Hat Fujian, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements. The shareholder POAs shall remain in effect while the shareholders of Blue Hat Fujian hold the equity interests in Blue Hat Fujian.

Irrevocable Commitment Letter

Pursuant to the irrevocable commitment letter, the shareholders of Blue Hat Fujian commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in Blue Hat Fujian and have no right to impose any impact on the daily managing duties of Blue Hat Fujian, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of Blue Hat Fujian will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letter is irrevocable and shall not be withdrawal without the consent of Blue Hat WFOE.

Based on the foregoing contractual arrangements, which grant Blue Hat WFOE effective control of Blue Hat Fujian and enable Blue Hat WFOE to receive all of their expected residual returns, the Company accounts for Blue Hat Fujian as a VIE. Accordingly, the Company consolidates the accounts of Blue Hat Fujian for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise ("WFOE") and variable interest entities ("VIEs") over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

F-11

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(791,088) (Unaudited), $517,197, and $(441,470) as of September 30, 2018, December 31, 2017 and 2016, respectively. The balance sheet amounts, with the exception of shareholders’ equity at September 30, 2018, December 31, 2017 and 2016 were translated at 6.87 RMB, 6.51 RMB, and 6.94 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the nine months ended September 30, 2018 and 2017 were 6.51 RMB and 6.81 RMB to $1.00, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2017 and 2016 were 6.76 RMB and 6.64 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash represents cash held by banks as certificate of deposit collateralizing letters of credit.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Company adopted this guidance on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

Short-term investments

Short-term investments consist of demand deposits and time deposits placed with banks or other financial institutions, which contain a fixed or variable interest rate and have original maturities between three months and one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. Given the short-term nature, the carrying value of short-term investments approximates their fair value. There was no other-than-temporary impairment of short-term investments for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables, net

Other receivables primarily include advances to employees, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of September 30, 2018, December 31, 2017 and 2016, allowance for the doubtful accounts were $13,106 (Unaudited), $13,830, and $9,204, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value.

F-12

Prepayments, net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of September 30, 2018, December 31, 2017 and 2016, allowance for the doubtful accounts were $120,802 (Unaudited), $127,470, and $105,729, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Electronic devices	3 years
Office equipment, fixtures and furniture	3 years
Automobiles	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of software development costs, patents and licensed software. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Software development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal-used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2018, December 31, 2017 and 2016, no impairment of long-lived assets was recognized.

F-13

Long-term investments

Long-term investments include cost method investment and equity method investments.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2018, December 31, 2017 and 2016:

F-14

Financial Assets	Carrying Value as of September 30, 2018	Fair Value Measurements at September 30, 2018 (Unaudited) Using Fair Value Hierarchy
	(Unaudited)	Level 1	Level 2	Level 3
Short-term investments	$2,330,142	$2,330,142	$-	$-

Financial Assets	Carrying Value as of December 31, 2017	Fair Value Measurements at December 31, 2017 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments	$17,390,432	$17,390,432	$-	$-

Financial Assets	Carrying Value as of December 31, 2016	Fair Value Measurements at December 31, 2016 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments	$2,879,863	$2,879,863	$-	$-

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Sales of interactive toys

The Company recognizes sales of interactive toys revenues upon shipment or upon receipt of products by the customer, depending on the terms, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured. If collectability is not considered reasonably assured at the time of sale, the Company does not recognize revenue until collection occurs. The Company routinely enters into arrangements with its customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. Such programs are based primarily on customer purchases, customer performance of specified promotional activities, and other specified factors such as sales to consumers. The costs of these programs are recorded as sales adjustments that reduce gross sales in the period the related sale is recognized.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Mobile games

The Company operates the mobile games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance the game-playing experience. On the platform, players purchase virtual currency and/or virtual goods through various widely accepted payment methods offered in the games, including Alipay or WeChat and online bank transfer service providers. Advance payments from customers for virtual goods that are non-refundable that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as advances from customers. For virtual goods purchases upon immediately use with no future game-playing benefits, the Company recognizes such virtual goods purchase upon receipts of payment from the paying players. For virtual goods purchases for the conversion of future game-playing benefits or throughout the players’ playing life, the Company recognizes such virtual goods purchases ratably over the estimated average playing period of paying players for the applicable game, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met. The Company records revenue generated from mobile games on a gross basis as the Company is acting as the principal to fulfill all obligations related to the game operation. Fees paid to distribution channels and payment channels are recorded as cost of revenues.

F-15

The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. On a quarterly basis, the Company determined the estimated average playing period for paying players by analyzing paying players for that game who made their first virtual goods purchase during that period and counting their cumulative login days for each game. The Company then averages the time periods to determine the estimated paying playing period for that game. If a new game is launched and only a limited period of paying player data is available, then the Company considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Company believes its estimates to be reasonable based on available game player information, the Company may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

Based on the Company’s analysis, the estimated average playing period of paying players is approximately one to three months, and this estimate has been consistent since the Company’s initial analysis. No change has been made in such estimate during any of the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future.

Animation design service

Revenue from fixed-price animation design service contract requires the Company to perform services for animation design based on customers’ specific needs. The Company recognizes its animation design service revenues upon completion of the design after the acceptance by its customer with no more future obligation of the design project using completed contract method as the duration of the design period is short, usually approximately 3 months or less.

Shipping and handling

Shipping and handling costs amounted to $36,818 (Unaudited) and $47,586 (Unaudited) for the nine months ended September 30, 2018 and 2017, respectively. Shipping and handling costs amounted to $150,776 and $97,871 for the years ended December 31, 2017 and 2016, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $88,626 (Unaudited) and $26,385 (Unaudited) for the nine months ended September 30, 2018 and 2017, respectively. Advertising costs amounted to $291,782 and $83,358 for the years ended December 31, 2017 and 2016, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Government subsides

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to $0 (Unaudited) and $235,273 (Unaudited) for the nine months ended September 30, 2018 and 2017, respectively. Total government subsidies amounted to $328,346 and $286,955 for the years ended December 31, 2017 and 2016, respectively.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team. The Company recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

F-16

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2015 to 2017 are subject to examination by any applicable tax authorities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2018, December 31, 2017 and 2016, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $61,271 (Unaudited) and $42,489 (Unaudited) for the nine months ended September 30, 2018 and 2017, respectively. Total expenses for the plans were $63,566 and $43,269 for the years ended December 31, 2017 and 2016, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable "statutory surplus reserve fund". Subject to certain cumulative limits, the "statutory surplus reserve fund" requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the "reserve fund". For foreign invested enterprises, the annual appropriation for the "reserve fund" cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

F-17

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the modified retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition and its contracts with customers to determine the effect the guidance will have on its consolidated financial statements and what changes to systems and controls may be warranted.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU on January 1, 2018 would not have a material effect on the Company’s consolidated financial statements.

F-18

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity (“VIE”)

On November 13, 2018, Blue Hat WFOE entered into Contractual Arrangements with Blue Hat Fujian. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Blue Hat Fujian as a VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Blue Hat WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Blue Hat Fujian because it has both of the following characteristics:

(1)	The power to direct activities at Blue Hat Fujian that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Blue Hat Fujian that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Blue Hat Fujian pays service fees equal to all of its net income to Blue Hat WFOE. The Contractual Arrangements are designed so that Blue Hat Fujian operate for the benefit of Blue Hat WFOE and ultimately, the Company.

Accordingly, the accounts of Blue Hat Fujian is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

F-19

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Current assets	$25,594,519	$29,243,641	$10,409,749
Property and equipment, net	225,605	278,894	29,940
Other noncurrent assets	6,163,307	4,059,642	2,042,524
Total assets	31,983,431	33,582,177	12,482,213
Total liabilities	(8,221,523)	(11,771,414)	(5,527,445)
Net assets	$23,761,908	$21,810,763	$6,954,768

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Current liabilities:
Short-term loans - banks	$2,038,874	$3,611,279	$2,051,902
Current maturities of long-term loans – third party	74,839	64,053	-
Accounts payable	1,966,569	5,706,353	2,308,692
Other payables and accrued liabilities	868,732	299,464	318,565
Other payables – related party	31,894	33,654	6,048
Customer deposits	94,154	110,853	85,168
Taxes payable	3,035,127	1,768,731	757,070
Total current liabilities	8,110,189	11,594,387	5,527,445
Long-term loans – third party	111,334	177,027	-
Total liabilities	$8,221,523	11,771,414	$5,527,445

The summarized operating results of the VIE’s are as follows:

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
	(Unaudited)	(Unaudited)
Operating revenues	$9,632,860	$6,316,574	$14,144,894	$9,352,650
Gross profit	$6,096,100	$3,766,924	$8,844,807	$4,775,331
Income from operations	$3,634,094	$2,074,200	$5,944,458	$2,818,223
Net income	$3,259,430	$1,841,741	$5,124,973	$2,574,317

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Accounts receivable	$9,455,313	$6,546,765	$3,897,030
Allowance for doubtful accounts	(368,515)	(198,516)	(112,645)
Total accounts receivable, net	$9,086,798	$6,348,249	$3,784,385

Movements of allowance for doubtful accounts are as follows:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Beginning balance	$198,516	$112,645	$97,814
Addition	190,154	75,398	108,845
Write off	-	-	(86,673)
Exchange rate effect	(20,155)	10,473	(7,341)
Ending balance	$368,515	$198,516	$112,645

F-20

Note 5 – Property and equipment, net

Property and equipment consist of the following:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Electronic devices	$138,131	$148,383	$88,160
Office equipment, fixtures and furniture	26,904	22,242	19,430
Vehicles	219,632	206,583	166
Subtotal	384,667	377,208	107,756
Less: accumulated depreciation	(159,062)	(98,314)	(77,816)
Total	$225,605	$278,894	$29,940

Depreciation expense for the nine months ended September 30, 2018 and 2017 amounted to $77,254 (Unaudited) and $9,669 (Unaudited), respectively. Depreciation expense for the years ended December 31, 2017 and 2016 amounted to $14,702 and $11,985, respectively.

Note 6 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Patents	$829,646	$839,006	$637,494
Licensed software	2,081,248	1,717,630	728,718
Software development costs	2,021,559	1,819,645	820,048
Less: accumulated amortization	(564,772)	(373,594)	(162,013)
Intangible assets, net	$4,367,681	$4,002,687	$2,024,247

Amortization expense for the nine months ended September 30, 2018 and 2017 amounted to $ 222,133 (Unaudited) and $167,163 (Unaudited), respectively. Amortization expense for the years ended December 31, 2017 and 2016 amounted to $193,255 and $87,766, respectively.

The estimated amortization is as follows:

Twelve months ending September 30,	Estimated amortization expense

2019	$453,069
2020	453,069
2021	453,069
2022	453,069
2023	453,069
Thereafter	2,102,336
Total	$4,367,681

Note 7 – Long-term investments

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of September 30, 2018, December 31, 2017 and 2016, the carrying value of cost method investment in Xiamen Blue Wave was $1,747,606 (Unaudited), $0, and $0, respectively.

F-21

Equity method investments

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying WANG , contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”), a PRC company. As the Company has significant influence over the investee through its representation on the board, the investment in Fujian Youth was accounted for using the equity method. As of September 30, 2018, December 31, 2017 and 2016, total investment in Fujian Youth was $7,282 (Unaudited), $7,684 and $0 respectively. As of September 30, 2018 and December 31, 2017, Fujian Youth has no operations and no gain or loss was recognized for the nine months ended September 30, 2018 and 2017 and for the year ended December 31, 2017.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd. As the Company has significant influence over the investee through its representation on the board, the Company accounted for the investment in Renchao Huyu as equity method investment. As of November 19, 2018, no investment has been contributed in Renchao Huyu.

No impairment loss was recognized for the long-term investments for the nine months ended September 30, 2018 and 2017 and for the year ended December 31, 2017.

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Payables to non-trade vendors and service providers	$692,138	$132,066	$230,132
Salary payables	123,774	154,291	75,325
Other miscellaneous payables	52,820	13,107	13,108
Total other payables and accrued liabilities	$868,732	$299,464	$318,565

Note 9 – Related party balances and transactions

Other payables – related party

Name of Related Party	Relationship	Nature	September 30, 2018	December 31, 2017	December 31, 2016
			(Unaudited)
Xiaodong Chen	Major shareholder	Lease payable	$31,894	$33,654	$6,048

Guarantees

The Company’s shareholders, Xiaodong Chen and Juanjuan Cai, were the guarantors of the Company’s short-term loans (See Note 10).

F-22

Note 10 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee	September 30, 2018	December 31, 2017	December 31 , 2016
				(Unaudited)
China Construction Bank	March 2019	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd.*	$1,092,254	$-	$-
China Construction Bank	March 2019	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd.	946,620	-	-
China Construction Bank	January 2018 (Repaid in January 2018)	5.71%	Guarantee by Xiamen Information Group Finance Guarantee Co. Ltd.	-	614,686	-
Bank of China	February 2018 (Repaid in February 2018)	6.09%	Guarantee by Xiaodong Chen and Juanjuan Cai	-	153,671	-
China Construction Bank	May 2018 (Repaid in January 2018)	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd.	-	1,152,536	-
China Construction Bank	May 2018 (Repaid in January 2018)	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd.	-	998,865	-
China Construction Bank	May 2018 (Repaid in May 2018)	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd.	-	230,507	-
Industrial Bank Co. Ltd.	July 2018 (Repaid in July 2018)	6.10%	Guarantee by Xiaodong Chen and Juanjuan Cai	-	461,014	-
China Construction Bank	March 2017 (Repaid in March 2017)	5.44%	None	-	-	395,982
China Construction Bank	April 2017 (Repaid in April 2017)	5.44%	None	-	-	431,979
China Construction Bank	May 2017 (Repaid in May 2017)	5.44%	Guarantee by Xiamen Information Group Finance Guarantee Co. Ltd.	-	-	215,990
China Construction Bank	May 2017 (Repaid in April 2017)	5.44%	None	-	-	287,986
Industrial Bank Co. Ltd.	July 2017 (Repaid in July 2017)	6.10%	Guarantee by Xiaodong Chen and Juanjuan Cai	-	-	431,979
Bank of China	October 2017 (Repaid in October 2017)	6.09%	Guarantee by Xiaodong Chen and Juanjuan Cai	-	-	143,993
China Construction Bank	November 2017 (Repaid in December 2017)	5.66%	Guarantee by Xiamen Information Group Finance Guarantee Co. Ltd.	-	-	143,993
Total				$2,038,874	$3,611,279	$2,051,902

*The Company paid guarantee fee of approximately $20,000 (RMB 140,000) annually to Xiamen Jingyuan Finance Guarantee Co. Ltd, an unrelated third party, for its guarantee service.

F-23

Long-term loans – third party

Outstanding balances on long-term third party loans consisted of the following:

Lender Name	Maturities	Weighted Average Interest rate	Collateral/Guarantee	September 30, 2018	December 31, 2017	December 31 , 2016
				(Unaudited)
Volkswagen Finance (China) Co. Ltd.	Due monthly until March 2021	4.06%	Automobiles	$186,173	$241,080	$-
Current maturities				(74,839)	(64,053)	-
Long-term				$111,334	$177,027	$-

The maturities schedule is as follows as of September 30, 2018:

Twelve months ending September 30,	Amount

2019	$81,023
2020	81,023
2021	33,760
Deferred financing fees	(9,633)
Total	$186,173

Interest expense pertaining to the above short-term and long-term loans for the nine months ended September 30, 2018 and 2017 amounted to $112,128 (Unaudited) and $132,191 (Unaudited), respectively. Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2017 and 2016 amounted to $183,291 and $130,826 respectively.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Blue Hat HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

F-24

PRC

Blue Hat WFOE, Blue Hat Fujian, Blue Hat Shenyang, Blue Hat Hunan, Blue Hat Chongqing and Blue Hat Pingxiang are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Blue Hat Fujian obtained the “high-tech enterprise” tax status in October 2015, which reduced its statutory income tax rate to 15% from 2015 to 2017. The Company is currently in the process of renewing the “high-tech enterprise” status.

In addition, the Chinese local tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by applying using 10% of gross revenue.to apply its 25% tax rate.

Tax savings for the nine months ended September 30, 2018 and 2017 amounted to $512,211 (Unaudited) and $196,360 (Unaudited), respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.02 and $0.01 per share for the nine months ended September 30, 2018 and 2017, respectively, without the preferential tax rate reduction.

Tax savings for the years ended December 31, 2017 and 2016 amounted to $636,796 and $323,772, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.02 and $0.01 per share for the years ended December 31, 2017 and 2016, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
	(Unaudited)	(Unaudited)
Current	$433,073	$304,054	$969,625	$489,889
Deferred	2,252	(9,514)	(14,431)	(4,231)
The provision for income taxes	$435,325	$294,540	$955,194	$485,658

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the nine months ended September 30, 2018		For the nine months ended September 30, 2017		For the year ended December 31, 2017		For the year ended December 31, 2016
	(Unaudited)		(Unaudited)
China statutory income tax rate	25.0%		25.0%		25.0%		25.0%
Preferential tax rate reduction	(10.0%	)	(10.0%	)	(10.0%	)	(10.0%	)
Preferential Blue Hat Pingxiang tax rate reduction	(0.9%	)	0.0%		0.0%		0.0%
Permanent difference	(2.3%	)	(1.2%	)	0.7%		0.9%
Effective tax rate	11.8%		13.8%		15.7%		15.9%

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
Allowance for doubtful accounts	$30,552	$34,492	$18,277

F-25

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of September 30, 2018, December 31, 2017 and 2016.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2018, December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017 and 2016 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2017. As of September 30, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the nine months ended September 30, 2018 and 2017 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2018.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 17% of the gross proceed or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
VAT taxes payable	$1,124,378	$235,301	$263,518
Income taxes payable	1,835,814	1,514,081	475,200
Other taxes payable	74,935	19,349	18,352
Totals	$3,035,127	$1,768,731	$757,070

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of September 30, 2018, December 31, 2017 and 2016, $14,124,180 (Unaudited), $19,760,244, and $3,835,696 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

F-26

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 6.3% in fiscal year 2017 from December 31, 2016 to December 31, 2017 and depreciated by 3.2% in the nine months ended September 30, 2018 from December 31, 2017 to September 30, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the nine months ended September 30, 2018, no customer accounted for more than 10% of the Company’s total revenues. For the nine months ended September 30, 2017, four customers accounted for 12.1%, 11.5%, 11.5%, and 11.2% of the Company’s total revenues.

For the year ended December 31, 2017, no customer accounted for more than 10% of the Company’s total revenues. For the year ended Decembers 31, 2016, one customer accounted for 39.2% of the Company’s total revenues.

As of September 30, 2018 and December 31, 2017, no customer accounted for more than 10% of the total balance of accounts receivable. As of December 31, 2016, three customers accounted for 22.5%, 14.3% and 10.0% of the total balance of accounts receivable.

Vendor concentration risk

For the nine months ended September 30, 2018, two vendors accounted for 47.0% and 46.5% of the Company’s total purchases. For the nine months ended September 30, 2017, two vendors accounted for 49.5% and 32.8% of the Company’s total purchases.

For the year ended December 31, 2017, three vendors accounted for 35.3%, 27.4% and 26.1% of the Company’s total purchases. For the year ended December 31, 2016, two vendors accounted for 30.7% and 21.0% of the Company’s total purchases.

As of September 30, 2018, two vendors accounted for 60.9% and 13.4% of the total balance of accounts payable. As of December 31, 2017, three vendors accounted for 39.5%, 25.4% and 25.2% of the total balance of accounts payable. As of December 31, 2016, four vendors accounted for 24.9%, 15.6%, 10.8% and 10.4% of the total balance of accounts payable.

Note 13 – Shareholders' equity

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of common shares was 50,000,000 shares with a par value of $0.001.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan and Blue Hat Shenyang (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

F-27

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2018, December 31, 2017 and 2016, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $14,109,056 (Unaudited), $13,778,708, and $4,475,484, respectively.

Statutory reserve

During the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016, Blue Hat PRC entities collectively attributed $330,348, $530,869, and $278,450 of retained earnings for their statutory reserves, respectively.

Capital contributions

During the nine months ended September 30, 2018, the years ended December 31, 2017 and 2016, the Company’s shareholders contributed $0, $8,772,355, and $2,255,742, respectively to the Company.

Note 14 – Commitments and contingencies

Lease commitments

The Company has entered into four non-cancellable operating lease agreements for one office space, one research center and two employee housing. The Company’s commitment for minimum lease payments under these operating leases as of September 30, 2018 for the next five years is as follow:

Twelve months ending September 30,	Minimum lease payment
2019	$318,200
2020	284,587
2021	278,904
2022	101,959
2023	8,954
Thereafter	-
Total minimum payments required	$992,604

Rent expense for the nine months ended September 30, 2018 and 2017 was $252,834 (Unaudited) and $243,951 (Unaudited) respectively. Rent expense for the years ended December 31, 2017 and 2016 was $314,718 and $153,069 respectively.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

F-28

On February 11, 2015, Fujian Xin Wei Electronic Industry Co., Ltd. (the “Plaintiff”) filed a lawsuit in Putian Intermediate People’s Court against Blue Hat Fujian on a sales contract dispute with claims as disclosed elsewhere in this registration statement. On May 8, 2018, Putian Hanjiang District People’s Court issued a Civil Judgement, (a) declaring as effective, the notice of termination of purchase contract issued by the Plaintiff to Blue Hat Fujian and that three purchase contracts and relevant supplemental agreements will be terminated as of January 14, 2015; (b) ordering Blue Hat Fujian to compensate the Plaintiff for its financial loss in the amount of RMB 967,727 ($140,904), to be paid within 5 days of the effective date of the judgement; (c) reject other claims of the Plaintiff; and (d) rejecting claims made by Blue Hat Fujian. The total case acceptance fee was RMB 18,737 ($2,728), RMB 4,769 ($694) of which to be paid by the Plaintiff, and RMB 13,969 ($2,034) of which to be paid by Blue Hat Fujian. Blue Hat Fujian will also pay the property preservation measures fee of RMB 5,000 ($728). Blue Hat Fujian has filed appeals to Fujian Putian Intermediate People’s Court, and the case is pending. As of September 30, 2018, the Company accrued a loss of approximately $156,000 based on the available information and the management’s best estimates.

In addition, the Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employee are terminated and have been working for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of September 30, 2018, the Company estimated its contingency for severance payments to be approximately $0.3 million; these have not been reflected in its consolidated financial statements because management cannot predict the actual payments, if any, that will be paid in the future.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Blue Hat WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 15 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from interactive toys, mobile game and animation design service.

Disaggregated information of revenues by business lines are as follows:

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
	(Unaudited)	(Unaudited)
Interactive toys - animation series	$470,838	$763,086	$1,060,330	$5,211,289
Interactive toys - game series	9,142,521	5,525,788	12,956,130	3,287,011
Mobile game	19,501	27,700	128,434	9,113
Animation design service	-	-	-	845,237
Total revenues	$9,632,860	$6,316,574	$14,144,894	$9,352,650

F-29

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
	(Unaudited)	(Unaudited)
Domestic PRC revenues	$9,513,238	$5,873,291	$13,549,989	$5,221,237
Export revenues	119,622	443,283	594,905	4,131,413
Total revenues	$9,632,860	$6,316,574	$14,144,894	$9,352,650

Note 16 – Subsequent events

The Company evaluated all events and transactions that occurred after September 30, 2018 up through the date the Company issued these consolidated financial statements on November 19, 2018.

Note 17 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 € (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2018, December 31, 2017 and 2016.

PARENT COMPANY BALANCE SHEETS

	September 30, 2018	December 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
OTHER ASSETS
Investment in subsidiaries	$23,761,908	$21,810,763	$6,954,768

Total assets	$23,761,908	$21,810,763	$6,954,768

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	$-	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 33,000,000 shares issued and outstanding as of September 30, 2018, December 31, 2017 and 2016, respectively	33,000	33,000	33,000
Additional paid-in capital	12,831,969	12,831,969	4,059,614
Statutory reserves	913,351	913,739	382,870
Retained earnings	10,774,676	7,514,858	2,920,754
Accumulated other comprehensive income (loss)	(791,088)	517,197	(441,470)
Total shareholders' equity	23,761,908	21,810,763	6,954,768

Total liabilities and shareholders' equity	$23,761,908	$21,810,763	$6,954,768

F-30

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
EQUITY INCOME OF SUBSIDIARIES AND VIES	$3,259,430	$1,841,741	$5,124,973	$2,574,317

NET INCOME	3,259,430	1,841,741	5,124,973	2,574,317
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(1,308,285)	438,956	958,667	(364,997)
COMPREHENSIVE INCOME	$1,951,145	$2,280,697	$6,083,640	$2,209,320

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,259,430	$1,841,741	$5,124,973	$2,574,317
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(3,259,430)	(1,841,741)	(5,124,973)	(2,574,317)
Net cash used in operating activities	-	-	-	-

CHANGES IN CASH , CASH EQUIVALENTS AND RESTRICTED CASH	-	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	-	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$-	$-	$-	$-

F-31

Shares

Blue Hat Interactive Entertainment Technology

Ordinary Shares

PROSPECTUS

VIEWTRADE SECURITIES, INC.

       , 2018

F-32

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

We expect that our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors against any liability they incur by reason of their directorship. We expect to enter into an indemnification agreement with each of our directors and executive officers in connection with this offering.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In connection with our incorporation, we issued an aggregate of 33,000,000 ordinary shares to certain investors for an aggregate of $33,000 in June 2018.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a)

Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-1

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing ordinary shares
5.1*	Opinion of Campbells
10.1*	English translation of Exclusive Business Cooperation Agreement, dated as of November 13, 2018, between Xiamen Duwei Consulting Management Co., Ltd. and Fujian Blue Hat Interactive Entertainment Technology Ltd.
10.2*	English translation of Call Option Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Co. Ltd. and Xiamen Duwei Consulting Management Co., Ltd
10.3*	English translation of Equity Pledge Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Co. Ltd. and Xiamen Duwei Consulting Management Co., Ltd
10.4*	English translation of Shareholders Powers of Attorney, dated as of November 13, 2018
10.5*	English translation of Irrevocable Commitment Letter, dated as of November 13, 2018
10.6*	Form of Indemnification Agreement between the registrant and its officers and directors
10.7*	Form of Indemnification Escrow Agreement
21.1*	List of Subsidiaries
23.1	Consent of Friedman LLP, an independent registered public accounting firm
23.2*	Consent of Campbells (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Consent of Caifan He
99.3*	Consent of Jianyong Cai

________________________

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Xiamen, China, on , 2018.

Blue Hat Interactive Entertainment Technology

By:	__________________________________
Name: Xiaodong Chen
Title: Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [●] and [●] and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

_____________________________ Xiaodong Chen	Director	, 2018

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Blue Hat Interactive Entertainment Technology has signed this registration statement or amendment thereto in             on               , 2018.

Authorized U.S. Representative

By:	__________________________________
Name:
Title: